

OLD MUTUAL®

Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2011

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

About This Report   1

Message to Shareholders   2

Management Discussion of Fund Performance
and Schedules of Investments

    Old Mutual Asset Allocation Conservative Portfolio
      Class A (OMCAX), Class C (OMCCX), Class Z (OMCZX), Institutional Class (OMCIX)   3

    Old Mutual Asset Allocation Balanced Portfolio
      Class A (OMABX), Class C (OMBCX), Class Z (OMBZX), Institutional Class (OMBLX)   7

    Old Mutual Asset Allocation Moderate Growth Portfolio
      Class A (OMMAX), Class C (OMMCX), Class Z (OMMZX), Institutional Class (OMMIX)   11

    Old Mutual Asset Allocation Growth Portfolio
      Class A (OMGAX), Class C (OMCGX), Class Z (OMGZX), Institutional Class (OMGIX)   15

Statements of Assets and Liabilities   20

Statements of Operations   21

Statements of Changes in Net Assets   22

Financial Highlights   23

Notes to Financial Statements   26

Report of Independent Registered Public Accounting Firm   39

Notice to Shareholders   40

Proxy Voting and Portfolio Holdings   41

Fund Expenses Example   42

Board of Trustees and Officers of the Trust   44

Board Review and Approval of Investment
Management and Sub-Advisory Agreements   46

This page is intentionally left blank.

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free, at 888-772-2888, or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2011, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2011 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Barclays Capital U.S. Aggregate Index

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The index is market value-weighted inclusive of accrued interest.

Standard & Poor's Composite 1500

The unmanaged Standard & Poor's Composite 1500 ("S&P Composite 1500") is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Barclays Capital.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

A little over a year ago, correlations spiked significantly, making stock picking quite difficult in the short term. It wasn't until September of 2010 that stock picking was rewarded again. A year later, the markets continue to face short-term volatility. Some speculate it is partially caused by the massive amount of news flooding the multi-faceted media at the rapid pace to which we are now accustomed.

During the course of the past twelve months, there have been few economic bright spots; however, investors have continued to oscillate between optimism and pessimism. Political turmoil in the Middle East, debt concerns in the Eurozone, an earthquake and tsunami in Japan, and political gridlock in the U.S. over the debt ceiling have all contributed to volatility and fluctuations in global markets. Despite all of these uncertainties, caution has prevailed and investors now appear more focused on stock fundamentals and are favoring higher quality companies with better earnings profiles, as opposed to the riskier assets that attracted investors during several periods over the last two years.

As we head into the last half of the year, the markets may well remain jittery and we will likely experience more volatility, but Old Mutual Capital and the sub-adviser to your Funds will closely monitor and evaluate the economic environment to best manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 8.81% at net asset value, while the S&P Composite 1500 returned 20.35% and the Barclays Capital U.S. Aggregate Index returned 4.44%. Performance for all share classes can be found on page 5.

Q. What investment environment did the Fund face during the past year?

A. The fiscal year began with nine consecutive months of robust equity performance, followed by a three-month pullback. Growth was fueled by strong corporate earnings, modest gains in gross domestic product and investors' continued appetite for risk. Uncertainty surrounding the sustainability of the economic recovery, coupled with sovereign debt concerns in the Eurozone and the U.S., dragged equity markets downward at the end of the period.

Despite the slowdown, stock returns were strong across all regions and capitalizations over the period. Small-capitalization equities outperformed larger companies, as the Russell 2000 Index returned 23.92% versus 19.65% for the S&P 500. Real estate investment trusts (REITs) returned 25.57%, as measured by the U.S. Wilshire Real Estate Securities Index, and continued to outperform the broad U.S. equity market, and growth continued to outperform value considerably. U.S. equities outpaced both non-U.S. developed equities and emerging markets as the MSCI EAFE and MSCI Emerging Markets Indexes returned 17.17% and 17.45%, respectively. Generally, all major bond indexes were positive for the year, with high-yield bonds leading the way. Credit bonds outperformed government bonds and long-term bonds outpaced short-term bonds, as yields lowered over the period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses eight equity managers that have exposure to eight asset classes. All eight asset classes had above-average returns for the fiscal year. As U.S. small- and mid-capitalization equities outperformed U.S. large-capitalization equities and non-U.S. equities, the Fund's exposure to these asset classes was a benefit to performance for the period. The Fund's underlying portfolio manager performance was mixed. The international and mid-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed for the period.

On the fixed-income side, the Fund's 6% long-term allocation to high-yield securities contributed to relative performance, as that asset class did well, and the Fund's high yield strategy provided another boost as the Old Mutual Dwight High Yield Fund beat its index. The Fund's considerable exposure to short-term bonds was a slight drag on performance as longer duration bonds outperformed bonds with shorter duration. The Fund's investment-grade bond managers performed in-line with their benchmarks.

From July through December 2010, the Fund carried a slight underweight to equities. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved, the equity underweight was removed in December 2010.

Performance Highlights

- *For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio returned 8.81% at net asset value, while the S&P Composite 1500 returned 20.35% and the Barclays Capital U.S. Aggregate Index returned 4.44%.*

- *The international and mid-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed. The Fund's allocation to high-yield securities contributed to relative performance.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual International Equity Fund and Old Mutual Large Cap Growth Fund were the largest contributors to overall performance.*

- *Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual TS&W Small Cap Value Fund contributed the least to overall performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of July 31, 2011	
Old Mutual Barrow Hanley Core Bond Fund	36.0%
Old Mutual Dwight Intermediate Fixed Income Fund	14.2%
Old Mutual Dwight Short Term Fixed Income Fund	14.1%
Old Mutual TS&W Mid-Cap Value Fund	6.5%
Old Mutual Dwight High Yield Fund	6.2%
Old Mutual International Equity Fund	6.0%
Old Mutual Barrow Hanley Value Fund	5.5%
Old Mutual Focused Fund	3.5%
Old Mutual Large Cap Growth Fund	3.1%
Old Mutual Copper Rock Emerging Growth Fund	2.5%
As a % of Total Fund Investments	97.6%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual International Equity Fund and Old Mutual Large Cap Growth Fund were the largest contributors to overall performance. Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual TS&W Small Cap Value Fund contributed the least to overall performance.

Q. What is the investment outlook?

A. The second quarter of 2011 saw a deceleration in the rate of expansion of global economic activity, following moderate growth in the first quarter. Data through the end of June 2011 does not clarify whether the global economy (1) is approaching the tail end of a temporary slump, like the previous summer, (2) has reached an enduring phase of low growth, or (3) is making a gradual transition toward an economic contraction. Ibbotson believes the third scenario is the least likely, given the historical characterization of economic contractions and the latest readings of leading economic indicators.

Going forward, Ibbotson believes that long-term sovereign yields will increase in the U.S. and Germany, and credit spreads will continue grinding down. Uncertainty about the economic outlook appears to be unusually high. Considering the level of oil prices, the risk of sovereign defaults in Europe, peaking net profit margins, the poor fiscal situation of many developed countries, highly leveraged households and businesses in the U.S., and the prospects of low economic growth across most advanced economies, Ibbotson expects markets to remain jittery and experience higher volatility in the foreseeable future.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	2.58%	4.29%	4.57%
Class A without load	09/30/04	8.81%	5.54%	5.48%
Class C with load	09/30/04	6.93%	4.74%	4.69%
Class C without load	09/30/04	7.93%	4.74%	4.69%
Class Z	12/09/05	8.97%	5.78%	5.59%
Institutional Class	09/30/04	9.06%	5.80%	5.74%
S&P Composite 1500	09/30/04	20.35%	2.80%	4.74%
Barclays Capital U.S. Aggregate Index	09/30/04	4.44%	6.57%	5.38%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 1.68% and 1.35%; 2.39% and 2.10%; 2.39% and 1.10%; and 1.30% and 1.10%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2011 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

As of July 31, 2011

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 100.5%		
Corporate/Preferred-High Yield — 6.2%		
Old Mutual Dwight High Yield Fund	236,055	$ 2,420
Total Corporate/Preferred-High Yield		2,420
Government/Corporate — 64.7%		
Old Mutual Barrow Hanley Core Bond Fund	1,322,420	14,097
Old Mutual Dwight Intermediate Fixed Income Fund	553,277	5,583
Old Mutual Dwight Short Term Fixed Income Fund	549,747	5,541
Total Government/Corporate		25,221
Growth — 2.5%		
Old Mutual Copper Rock Emerging Growth Fund*	76,936	961
Total Growth		961
Growth & Income-Large Cap — 3.5%		
Old Mutual Focused Fund	61,744	1,358
Total Growth & Income-Large Cap		1,358
Growth-Large Cap — 3.1%		
Old Mutual Large Cap Growth Fund	63,604	1,216
Total Growth-Large Cap		1,216
International Equity — 6.0%		
Old Mutual International Equity Fund	248,760	2,353
Total International Equity		2,353
Market Neutral-Equity — 1.8%		
Old Mutual Analytic U.S. Long/Short Fund	59,793	707
Total Market Neutral-Equity		707
Value — 5.5%		
Old Mutual Barrow Hanley Value Fund	333,267	2,146
Total Value		2,146
Value-Mid Cap — 6.5%		
Old Mutual TS&W Mid-Cap Value Fund	275,304	2,552
Total Value-Mid Cap		2,552
Value-Small Cap — 0.1%		
Old Mutual TS&W Small Cap Value Fund*	1,154	22
Total Value-Small Cap		22

Description	Shares	Value (000)
Money Market Fund — 0.6%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	222,734	$ 223
Total Money Market Fund		223
Total Affiliated Mutual Funds (Cost $35,074)		39,179
Total Investments — 100.5% (Cost $35,074)		39,179
Other Assets and Liabilities, Net — (0.5)%		(212)
Total Net Assets — 100.0%		$ 38,967

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$39,179	$—	$—	$39,179
Total Investments	$39,179	$—	$—	$39,179

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned 13.21% at net asset value, while the S&P Composite 1500 returned 20.35% and the Barclays Capital U.S. Aggregate Index returned 4.44%. Performance for all share classes can be found on page 9.

Q. What investment environment did the Fund face during the past year?

A. The fiscal year began with nine consecutive months of robust equity performance, followed by a three-month pullback. Growth was fueled by strong corporate earnings, modest gains in gross domestic product and investors' continued appetite for risk. Uncertainty surrounding the sustainability of the economic recovery, coupled with sovereign debt concerns in the Eurozone and the U.S., dragged equity markets downward at the end of the period.

Despite the slowdown, stock returns were strong across all regions and capitalizations over the period. Small-capitalization equities outperformed larger companies, as the Russell 2000 Index returned 23.92% versus 19.65% for the S&P 500. Real estate investment trusts ("REITs") returned 25.57%, as measured by the U.S. Wilshire Real Estate Securities Index, and continued to outperform the broad U.S. equity market, and growth continued to outperform value considerably. U.S. equities outpaced both non-U.S. developed equities and emerging markets as the MSCI EAFE and MSCI Emerging Markets Indexes returned 17.17% and 17.45%, respectively. Generally, all major bond indexes were positive for the year, with high-yield bonds leading the way. Credit bonds outperformed government bonds and long-term bonds outpaced short-term bonds, as yields lowered over the period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses 10 equity managers that have exposure to nine asset classes. All nine asset classes had above-average returns for the fiscal year. As REITs and U.S. small- and mid-capitalization equities outperformed U.S. large-capitalization equities and non-U.S. equities, the Fund's exposure to these asset classes was a benefit to the model over the period. The Fund's underlying portfolio manager performance was mixed. The REIT, international, mid- and small-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed for the period.

On the fixed income side, the Fund's 4% long-term allocation to high-yield securities contributed to relative performance, as that asset class did well, and the Fund's high yield strategy provided another boost as the Old Mutual Dwight High Yield Fund beat its index. The Fund's considerable exposure to short-term bonds was a drag on performance, as longer duration bonds outperformed bonds with shorter duration. The Fund's investment-grade bond managers performed in-line with their benchmarks.

From July through December 2010, the Fund carried a slight underweight to equities. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved, the equity underweight was removed in December 2010. Given the prolonged rally in REIT shares, Ibbotson considers REITs to be potentially overvalued, based on several metrics, and remains concerned about their performance going forward. As of late June 2011, the Fund carried a slight underweight to REITs, with a slight negative impact on performance for the reporting period.

Performance Highlights

- *For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio returned 13.21% at net asset value, while the S&P Composite 1500 returned 20.35% and the Barclays Capital U.S. Aggregate Index returned 4.44%.*

- *The REIT, international, mid- and small-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed for the period.*

- *Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance.*

- *Old Mutual Dwight Short Term Fixed Income Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Copper Rock International Small Cap Fund were among those that contributed the least to overall performance.*

Asset Allocation Balanced Portfolio

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

*Top Ten Holdings
as of July 31, 2011*

Old Mutual Barrow Hanley Core Bond Fund	22.8%
Old Mutual Barrow Hanley Value Fund	11.9%
Old Mutual International Equity Fund	11.0%
Old Mutual TS&W Mid-Cap Value Fund	10.1%
Old Mutual Dwight Short Term Fixed Income Fund	7.4%
Old Mutual Dwight Intermediate Fixed Income Fund	6.3%
Old Mutual Focused Fund	6.3%
Old Mutual TS&W Small Cap Value Fund	4.7%
Old Mutual Large Cap Growth Fund	4.4%
Old Mutual Dwight High Yield Fund	4.0%
As a % of Total Fund Investments	88.9%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance for the fiscal year. Old Mutual Dwight Short Term Fixed Income Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Copper Rock International Small Cap Fund were among those that contributed the least to overall performance during the period.

Q. What is the investment outlook?

A. The second quarter of 2011 saw a deceleration in the rate of expansion of global economic activity, following moderate growth in the first quarter. Data through the end of June 2011 does not clarify whether the global economy (1) is approaching the tail end of a temporary slump, like the previous summer, (2) has reached an enduring phase of low growth, or (3) is making a gradual transition toward an economic contraction. Ibbotson believes the third scenario is the least likely, given the historical characterization of economic contractions and the latest readings of leading economic indicators.

Going forward, Ibbotson believes that long-term sovereign yields will increase in the U.S. and Germany, and credit spreads will continue grinding down. Uncertainty about the economic outlook appears to be unusually high. Considering the level of oil prices, the risk of sovereign defaults in Europe, peaking net profit margins, the poor fiscal situation of many developed countries, highly leveraged households and businesses in the U.S., and the prospects of low economic growth across most advanced economies, Ibbotson expects markets to remain jittery and experience higher volatility in the foreseeable future.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	6.70%	3.19%	4.74%
Class A without load	09/30/04	13.21%	4.43%	5.65%
Class C with load	09/30/04	11.41%	3.65%	4.89%
Class C without load	09/30/04	12.41%	3.65%	4.89%
Class Z	12/09/05	13.49%	4.70%	4.80%
Institutional Class	09/30/04	13.44%	4.67%	5.90%
S&P Composite 1500	09/30/04	20.35%	2.80%	4.74%
Barclays Capital U.S. Aggregate Index	09/30/04	4.44%	6.57%	5.38%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 1.78% and 1.49%; 2.47% and 2.24%; 3.13% and 1.24%; and 3.14% and 1.24%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2011 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2011

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 100.0%		
Corporate/Preferred-High Yield — 4.0%		
Old Mutual Dwight High Yield Fund	254,610	$ 2,610
Total Corporate/Preferred-High Yield		2,610
Government/Corporate — 36.6%		
Old Mutual Barrow Hanley Core Bond Fund	1,385,234	14,766
Old Mutual Dwight Intermediate Fixed Income Fund	406,405	4,101
Old Mutual Dwight Short Term Fixed Income Fund	475,775	4,796
Total Government/Corporate		23,663
Growth — 3.2%		
Old Mutual Copper Rock Emerging Growth Fund*	164,058	2,050
Total Growth		2,050
Growth & Income-Large Cap — 6.3%		
Old Mutual Focused Fund	185,745	4,086
Total Growth & Income-Large Cap		4,086
Growth & Income-Small Cap — 2.0%		
Old Mutual Copper Rock International Small Cap Fund	107,724	1,303
Total Growth & Income-Small Cap		1,303
Growth-Large Cap — 4.4%		
Old Mutual Large Cap Growth Fund	148,223	2,832
Total Growth-Large Cap		2,832
International Equity — 11.0%		
Old Mutual International Equity Fund	753,974	7,133
Total International Equity		7,133
Market Neutral-Equity — 3.3%		
Old Mutual Analytic U.S. Long/Short Fund	181,910	2,152
Total Market Neutral-Equity		2,152
Sector Fund-Real Estate — 1.8%		
Old Mutual Heitman REIT Fund	125,203	1,137
Total Sector Fund-Real Estate		1,137
Value — 11.9%		
Old Mutual Barrow Hanley Value Fund	1,194,611	7,693
Total Value		7,693

Description	Shares	Value (000)
Value-Mid Cap — 10.1%		
Old Mutual TS&W Mid-Cap Value Fund	701,958	$ 6,507
Total Value-Mid Cap		6,507
Value-Small Cap — 4.8%		
Old Mutual TS&W Small Cap Value Fund*	161,991	3,068
Total Value-Small Cap		3,068
Money Market Fund — 0.6%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	391,629	392
Total Money Market Fund		392
Total Affiliated Mutual Funds (Cost $57,203)		64,626
Total Investments — 100.0% (Cost $57,203)		64,626
Other Assets and Liabilities, Net — 0.0%		29
Total Net Assets — 100.0%		$ 64,655

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$64,626	$—	$—	$64,626
Total Investments	$64,626	$—	$—	$64,626

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned 16.56% at net asset value, while the S&P Composite 1500 returned 20.35% and the Barclays Capital U.S. Aggregate Index returned 4.44%. Performance for all share classes can be found on page 13.

Q. What investment environment did the Fund face during the past year?

A. The fiscal year began with nine consecutive months of robust equity performance, followed by a three-month pullback. Growth was fueled by strong corporate earnings, modest gains in gross domestic product and investors' continued appetite for risk. Uncertainty surrounding the sustainability of the economic recovery, coupled with sovereign debt concerns in the Eurozone and the U.S., dragged equity markets downward at the end of the period.

Despite the slowdown, stock returns were strong across all regions and capitalizations over the period. Small-capitalization equities outperformed larger companies, as the Russell 2000 Index returned 23.92% versus 19.65% for the S&P 500. Real estate investment trusts (REITs) returned 25.57%, as measured by the U.S. Wilshire Real Estate Securities Index, and continued to outperform the broad U.S. equity market, and growth continued to outperform value considerably. U.S. equities outpaced both non-U.S. developed equities and emerging markets as the MSCI EAFE and MSCI Emerging Markets Indexes returned 17.17% and 17.45%, respectively. Generally, all major bond indexes were positive for the year, with high-yield bonds leading the way. Credit bonds outperformed government bonds and long-term bonds outpaced short-term bonds, as yields lowered over the period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses 10 equity managers that have exposure to nine asset classes. All nine asset classes had above-average returns for the fiscal year. As REITs and U.S. small- and mid-capitalization equities outperformed U.S. large-capitalization equities and non-U.S. equities, the Fund's exposure to these asset classes was a benefit to the model over the period. The Fund's underlying portfolio manager performance was mixed. The REIT, international, mid- and small-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed for the period.

From July through December 2010, the Fund carried a slight underweight to equities. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved, the equity underweight was removed in December 2010. Given the prolonged rally in REIT shares, Ibbotson considers REITs to be potentially overvalued, based on several metrics, and remains concerned about their performance going forward. As of late June 2011, the Fund carried a slight underweight to REITs, with a slight negative impact on performance for the reporting period.

Performance Highlights

- *For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio returned 16.56% at net asset value, while the S&P Composite 1500 returned 20.35% and the Barclays Capital U.S. Aggregate Index returned 4.44%.*

- *The REIT, international, mid- and small-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed for the period.*

- *Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual TS&W Mid-Cap Value Fund were among the largest contributors to overall performance.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Copper Rock International Small Cap Fund and Old Mutual Dwight Intermediate Fixed Income Fund were among those that contributed the least to overall performance.*

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of July 31, 2011	
Old Mutual Barrow Hanley Core Bond Fund	17.4%
Old Mutual International Equity Fund	16.3%
Old Mutual Barrow Hanley Value Fund	12.9%
Old Mutual TS&W Mid-Cap Value Fund	12.0%
Old Mutual TS&W Small Cap Value Fund	9.1%
Old Mutual Focused Fund	8.2%
Old Mutual Analytic U.S. Long/Short Fund	5.7%
Old Mutual Copper Rock Emerging Growth Fund	5.4%
Old Mutual Large Cap Growth Fund	4.9%
Old Mutual Copper Rock International Small Cap Fund	3.4%
As a % of Total Fund Investments	95.3%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual TS&W Mid-Cap Value Fund were among the largest contributors to overall performance for the fiscal year. Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Copper Rock International Small Cap Fund and Old Mutual Dwight Intermediate Fixed Income Fund were among those that contributed the least to overall performance during the period.

Q. What is the investment outlook?

A. The second quarter of 2011 saw a deceleration in the rate of expansion of global economic activity, following moderate growth in the first quarter. Data through the end of June 2011 does not clarify whether the global economy (1) is approaching the tail end of a temporary slump, like the previous summer, (2) has reached an enduring phase of low growth, or (3) is making a gradual transition toward an economic contraction. Ibbotson believes the third scenario is the least likely, given the historical characterization of economic contractions and the latest readings of leading economic indicators.

Going forward, Ibbotson believes long-term sovereign yields will increase in the U.S. and Germany, and credit spreads will continue grinding down. Uncertainty about the economic outlook appears to be unusually high. Considering the level of oil prices, the risk of sovereign defaults in Europe, peaking net profit margins, the poor fiscal situation of many developed countries, highly leveraged households and businesses in the U.S., and the prospects of low economic growth across most advanced economies, Ibbotson expects markets to remain jittery and experience higher volatility in the foreseeable future.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	9.85%	1.69%	4.19%
Class A without load	09/30/04	16.56%	2.91%	5.10%
Class C with load	09/30/04	14.70%	2.15%	4.33%
Class C without load	09/30/04	15.70%	2.15%	4.33%
Class Z	12/09/05	16.93%	3.20%	3.62%
Institutional Class	09/30/04	16.88%	3.19%	5.39%
S&P Composite 1500	09/30/04	20.35%	2.80%	4.74%
Barclays Capital U.S. Aggregate Index	09/30/04	4.44%	6.57%	5.38%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 2.01% and 1.50%; 2.67% and 2.25%; 3.52% and 1.25%; and 1.92% and 1.25%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2011 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2011

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 100.3%		
Government/Corporate — 19.7%		
Old Mutual Barrow Hanley Core Bond Fund	1,328,907	$ 14,166
Old Mutual Dwight Intermediate Fixed Income Fund	185,520	1,872
Total Government/Corporate		16,038
Growth — 5.5%		
Old Mutual Copper Rock Emerging Growth Fund*	355,255	4,439
Total Growth		4,439
Growth & Income-Large Cap — 8.2%		
Old Mutual Focused Fund	303,994	6,688
Total Growth & Income-Large Cap		6,688
Growth & Income-Small Cap — 3.4%		
Old Mutual Copper Rock International Small Cap Fund	228,167	2,761
Total Growth & Income-Small Cap		2,761
Growth-Large Cap — 4.9%		
Old Mutual Large Cap Growth Fund	208,965	3,993
Total Growth-Large Cap		3,993
International Equity — 16.4%		
Old Mutual International Equity Fund	1,404,435	13,286
Total International Equity		13,286
Market Neutral-Equity — 5.8%		
Old Mutual Analytic U.S. Long/Short Fund	394,663	4,669
Total Market Neutral-Equity		4,669
Sector Fund-Real Estate — 1.7%		
Old Mutual Heitman REIT Fund	156,075	1,417
Total Sector Fund-Real Estate		1,417
Value — 13.0%		
Old Mutual Barrow Hanley Value Fund	1,638,349	10,551
Total Value		10,551
Value-Mid Cap — 12.0%		
Old Mutual TS&W Mid-Cap Value Fund	1,052,156	9,753
Total Value-Mid Cap		9,753

Description	Shares	Value (000)
Value-Small Cap — 9.1%		
Old Mutual TS&W Small Cap Value Fund*	389,967	$ 7,385
Total Value-Small Cap		7,385
Money Market Fund — 0.6%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	499,741	500
Total Money Market Fund		500
Total Affiliated Mutual Funds (Cost $73,998)		81,480
Total Investments — 100.3% (Cost $73,998)		81,480
Other Assets and Liabilities, Net — (0.3)%		(261)
Total Net Assets — 100.0%		$ 81,219

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$81,480	$—	$—	$81,480
Total Investments	$81,480	$—	$—	$81,480

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") underperformed its benchmark, the S&P Composite 1500 (the "Index"). The Fund's Class A shares posted a 19.65% return at net asset value versus a 20.35% return for the Index. Performance for all share classes can be found on page 17.

Q. What investment environment did the Fund face during the past year?

A. The fiscal year began with nine consecutive months of robust equity performance, followed by a three-month pullback. Growth was fueled by strong corporate earnings, modest gains in gross domestic product and investors' continued appetite for risk. Uncertainty surrounding the sustainability of the economic recovery, coupled with sovereign debt concerns in the Eurozone and the U.S., dragged equity markets downward at the end of the period.

Despite the slowdown, stock returns were strong across all regions and capitalizations over the period. Small-capitalization equities outperformed larger companies, as the Russell 2000 Index returned 23.92% versus 19.65% for the S&P 500. Real estate investment trusts (REITs) returned 25.57%, as measured by the U.S. Wilshire Real Estate Securities Index, and continued to outperform the broad U.S. equity market, and growth continued to outperform value considerably. U.S. equities outpaced both non-U.S. developed equities and emerging markets as the MSCI EAFE and MSCI Emerging Markets Indexes returned 17.17% and 17.45%, respectively. Generally, all major bond indexes were positive for the year, with high-yield bonds leading the way. Credit bonds outperformed government bonds and long-term bonds outpaced short-term bonds, as yields lowered over the period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund uses 10 equity managers that have exposure to nine asset classes. All nine asset classes had above-average returns for the fiscal year. As REITs and U.S. small- and mid-capitalization equities outperformed U.S. large-capitalization equities and non-U.S. equities, the Fund's exposure to these asset classes was a benefit to the model over the period. The Fund's underlying portfolio manager performance was mixed. The REIT, international, mid- and small-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed for the period.

From July through December 2010, the Fund carried a slight underweight to equities. Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, was concerned about high unemployment, housing prices, and the prospect of higher taxes. This underweight reduced volatility in the Fund, but was a drag on performance. As corporate balance sheets improved, the equity underweight was removed in December 2010. Given the prolonged rally in REIT shares, Ibbotson considers REITs to be potentially overvalued, based on several metrics, and remains concerned about their performance going forward. As of late June 2011, the Fund carried a slight underweight to REITs, with a slight negative impact on performance for the reporting period.

Performance Highlights

- *For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Asset Allocation Growth Portfolio underperformed its benchmark, the S&P Composite 1500. The Fund's Class A shares posted a 19.65% return at net asset value versus a 20.35% return for the Index.*

- *The REIT, international, mid- and small-capitalization equity managers beat the blended benchmarks that were set for them, and the large-capitalization managers, in aggregate, underperformed for the period.*

- *Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual TS&W Mid-Cap Value Fund were among the largest contributors to overall performance.*

- *Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Copper Rock International Small Cap Fund and Old Mutual Barrow Hanley Core Bond Fund (no longer a Fund holding) were among those that contributed the least to overall performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings
as of July 31, 2011

Old Mutual International Equity Fund	24.1%
Old Mutual Barrow Hanley Value Fund	16.6%
Old Mutual TS&W Mid-Cap Value Fund	14.4%
Old Mutual Focused Fund	8.9%
Old Mutual Large Cap Growth Fund	8.5%
Old Mutual TS&W Small Cap Value Fund	7.0%
Old Mutual Copper Rock Emerging Growth Fund	6.0%
Old Mutual Analytic U.S. Long/Short Fund	5.5%
Old Mutual Heitman REIT Fund	4.0%
Old Mutual Copper Rock International Small Cap Fund	3.9%
As a % of Total Fund Investments	98.9%

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Large Cap Growth Fund and Old Mutual TS&W Mid-Cap Value Fund were among the largest contributors to overall performance for the fiscal year. Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Copper Rock International Small Cap Fund and Old Mutual Barrow Hanley Core Bond Fund (no longer a Fund holding) were among those that contributed the least to overall performance during the period.

Q. What is the investment outlook?

A. The second quarter of 2011 saw a deceleration in the rate of expansion of global economic activity, following moderate growth in the first quarter. Data through the end of June 2011 does not clarify whether the global economy (1) is approaching the tail end of a temporary slump, like the previous summer, (2) has reached an enduring phase of low growth, or (3) is making a gradual transition toward an economic contraction. Ibbotson believes the third scenario is the least likely, given the historical characterization of economic contractions and the latest readings of leading economic indicators.

Going forward, Ibbotson believes that long-term sovereign yields will increase in the U.S. and Germany, and credit spreads will continue grinding down. Uncertainty about the economic outlook appears to be unusually high. Considering the level of oil prices, the risk of sovereign defaults in Europe, peaking net profit margins, the poor fiscal situation of many developed countries, highly leveraged households and businesses in the U.S., and the prospects of low economic growth across most advanced economies, Ibbotson expects markets to remain jittery and experience higher volatility in the foreseeable future.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	12.82%	0.45%	4.06%
Class A without load	09/30/04	19.65%	1.64%	4.96%
Class C with load	09/30/04	17.74%	0.89%	4.18%
Class C without load	09/30/04	18.74%	0.89%	4.18%
Class Z	12/09/05	19.94%	1.91%	2.62%
Institutional Class	09/30/04	20.01%	1.89%	5.22%
S&P Composite 1500	09/30/04	20.35%	2.80%	4.74%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2010) are 2.15% and 1.54%; 2.81% and 2.29%; 2.30% and 1.29%; and 1.64% and 1.29%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2011 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2011

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 100.3%		
Growth — 6.1%		
Old Mutual Copper Rock Emerging Growth Fund*	249,649	$ 3,119
Total Growth		3,119
Growth & Income-Large Cap — 8.9%		
Old Mutual Focused Fund	209,205	4,603
Total Growth & Income-Large Cap		4,603
Growth & Income-Small Cap — 3.9%		
Old Mutual Copper Rock International Small Cap Fund	164,339	1,989
Total Growth & Income-Small Cap		1,989
Growth-Large Cap — 8.6%		
Old Mutual Large Cap Growth Fund	230,688	4,408
Total Growth-Large Cap		4,408
International Equity — 24.2%		
Old Mutual International Equity Fund	1,315,802	12,448
Total International Equity		12,448
Market Neutral-Equity — 5.5%		
Old Mutual Analytic U.S. Long/Short Fund	238,642	2,823
Total Market Neutral-Equity		2,823
Sector Fund-Real Estate — 4.0%		
Old Mutual Heitman REIT Fund	229,195	2,081
Total Sector Fund-Real Estate		2,081
Value — 16.7%		
Old Mutual Barrow Hanley Value Fund	1,332,059	8,578
Total Value		8,578
Value-Mid Cap — 14.4%		
Old Mutual TS&W Mid-Cap Value Fund	800,491	7,421
Total Value-Mid Cap		7,421
Value-Small Cap — 7.0%		
Old Mutual TS&W Small Cap Value Fund*	190,227	3,602
Total Value-Small Cap		3,602

Description	Shares	Value (000)
Money Market Fund — 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	517,343	$ 517
Total Money Market Fund		517
Total Affiliated Mutual Funds (Cost $46,052)		51,589
Total Investments — 100.3% (Cost $46,052)		51,589
Other Assets and Liabilities, Net — (0.3)%		(144)
Total Net Assets — 100.0%		$ 51,445

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$51,589	$ —	$ —	$51,589
Total Investments	$51,589	$ —	$ —	$51,589

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Notes to Schedules of Investments

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of July 31, 2011.

Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JULY 31, 2011

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investment in Affiliated Funds, at cost	$ 35,074	$ 57,203	$ 73,998	$ 46,052
Investment in Affiliated Funds, at value	$ 39,179	$ 64,626	$ 81,480	$ 51,589
Receivable for Capital Shares Sold	16	—	—	7
Receivable for Investment Securities Sold	—	367	—	—
Receivable from Investment Adviser	11	15	31	24
Receivable for Dividends from Affiliated Funds	85	85	50	—
Other Assets	4	7	9	6
Total Assets	39,295	65,100	81,570	51,626
Liabilities:				
Payable for Investment Securities Purchased	85	85	51	—
Payable for Capital Shares Redeemed	189	272	184	101
Payable for Administration Fees	3	6	7	5
Payable for Distribution & Service Fees	6	13	17	9
Payable for Management Fees	7	11	18	11
Payable for Trustees' Fees	1	2	2	1
Accrued Expenses	37	56	72	54
Total Liabilities	328	445	351	181
Net Assets	$ 38,967	$ 64,655	$ 81,219	$ 51,445
Net Assets:				
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 38,525	$ 84,499	$ 117,893	$ 86,479
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	69	24	191	178
Accumulated Net Realized Loss on Investments	(3,732)	(27,291)	(44,347)	(40,749)
Net Unrealized Appreciation on Investments	4,105	7,423	7,482	5,537
Net Assets	$ 38,967	$ 64,655	$ 81,219	$ 51,445
Net Assets – Class A	$ 11,138	$ 12,650	$ 18,848	$ 13,619
Net Assets – Class C	20,000	50,108	61,074	33,477
Net Assets – Class Z	1,370	1,866	1,289	3,561
Net Assets – Institutional Class	6,459	31	8	788
Outstanding Shares of Beneficial Interest – Class A	1,024,955	1,146,622	1,695,789	1,194,410
Outstanding Shares of Beneficial Interest – Class C	1,849,290	4,550,951	5,623,747	3,070,721
Outstanding Shares of Beneficial Interest – Class Z	126,020	168,853	114,779	307,773
Outstanding Shares of Beneficial Interest – Institutional Class	593,291	2,803	707	68,211
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.87	$ 11.03	$ 11.11	$ 11.40
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 11.53	$ 11.70	$ 11.79	$ 12.10
Net Asset Value, Offering and Redemption Price Per Share – Class C†^	$ 10.81	$ 11.01	$ 10.86	$ 10.90
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.87	$ 11.05	$ 11.23	$ 11.57
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.89	$ 11.00	$ 11.16	$ 11.56

† Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statements of Operations (000)

For the Year Ended July 31, 2011

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$1,276	$1,703	$ 1,603	$ 745
Total Investment Income	1,276	1,703	1,603	745
Expenses:				
Management fees	83	144	226	139
Administration Fees	42	72	90	55
Distribution and Service Fees:				
Class A	29	38	54	38
Class C	221	552	675	360
Trustees' Fees	9	14	18	10
Professional Fees	26	42	54	31
Transfer Agent Fees	47	109	184	146
Registration and SEC Fees	53	53	52	55
Other Expenses	17	31	40	23
Total Expenses	527	1,055	1,393	857
Less:				
Net Waiver of Management Fees	(83)	(144)	(226)	(139)
Reimbursement of Other Expenses by Investment Adviser	(43)	(40)	(149)	(144)
Net Expenses	401	871	1,018	574
Net Investment Income	875	832	585	171
Net Realized Loss from Affiliated Funds[1]	(240)	(810)	(515)	(1,561)
Net Capital Gain Distributions Received from Affiliated Funds[1]	766	736	416	23
Net Change in Unrealized Appreciation on Investments	2,017	7,941	13,303	11,238
Net Realized and Unrealized Gain on Investments	2,543	7,867	13,204	9,700
Increase in Net Assets Resulting from Operations	$3,418	$8,699	$13,789	$ 9,871

[1] See Note 7 for total net realized gain (loss) on investments in Affiliated Funds.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10
Investment Activities:								
Net Investment Income	$ 875	$ 1,410	$ 832	$ 1,626	$ 585	$ 1,136	$ 171	$ 743
Net Realized Gain (Loss) from Investments	526	(1,403)	(74)	(12,536)	(99)	(21,629)	(1,538)	(21,363)
Net Change in Unrealized Appreciation on Investments	2,017	4,592	7,941	21,014	13,303	33,428	11,238	31,194
Net Increase in Net Assets Resulting from Operations	3,418	4,599	8,699	10,104	13,789	12,935	9,871	10,574
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(440)	(597)	(369)	(758)	(286)	(637)	(84)	(405)
Class C	(683)	(1,028)	(975)	(1,581)	(398)	(1,415)	—	(576)
Class Z	(54)	(47)	(47)	(29)	(23)	(15)	(28)	(16)
Institutional Class	(260)	(295)	(1)	(41)	—	(178)	(6)	(435)
Total Dividends and Distributions	(1,437)	(1,967)	(1,392)	(2,409)	(707)	(2,245)	(118)	(1,432)
Capital Share Transactions:								
Class A								
Shares Issued	4,911	2,794	1,135	3,578	2,958	2,801	1,068	2,399
Shares Issued upon Reinvestment of Distributions	347	463	283	576	243	517	74	325
Redemption Fees	3	—	—	—	—	—	—	1
Shares Redeemed	(6,849)	(5,488)	(11,627)	(10,122)	(10,241)	(8,643)	(7,043)	(8,729)
Total Class A Capital Share Transactions	(1,588)	(2,231)	(10,209)	(5,968)	(7,040)	(5,325)	(5,901)	(6,004)
Class C								
Shares Issued	1,464	3,808	2,714	5,055	2,458	4,581	1,445	2,341
Shares Issued upon Reinvestment of Distributions	418	559	577	925	239	825	—	395
Redemption Fees	—	—	—	—	—	—	1	—
Shares Redeemed	(6,912)	(13,406)	(18,313)	(29,401)	(22,353)	(34,527)	(10,930)	(19,049)
Total Class C Capital Share Transactions	(5,030)	(9,039)	(15,022)	(23,421)	(19,656)	(29,121)	(9,484)	(16,313)
Class Z								
Shares Issued	788	1,539	1,354	257	1,030	88	1,356	3,000
Shares Issued upon Reinvestment of Distributions	42	47	24	29	10	15	21	16
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(643)	(713)	(548)	(87)	(523)	(23)	(660)	(1,410)
Total Class Z Capital Share Transactions	187	873	830	199	517	80	717	1,606
Institutional Class								
Shares Issued	816	1,435	—	32	—	24	109	733
Shares Issued upon Reinvestment of Distributions	260	250	1	41	—	178	6	435
Redemption Fee	—	—	—	—	—	—	—	—
Shares Redeemed	(1,072)	(1,855)	—	(2,199)	—	(8,821)	(127)	(20,421)
Total Institutional Class Capital Share Transactions	4	(170)	1	(2,126)	—	(8,619)	(12)	(19,253)
Decrease in Net Assets Derived from Capital Shares Transactions	(6,427)	(10,567)	(24,400)	(31,316)	(26,179)	(42,985)	(14,680)	(39,964)
Total Decrease in Net Assets	(4,446)	(7,935)	(17,093)	(23,621)	(13,097)	(32,295)	(4,927)	(30,822)
Net Assets:								
Beginning of Year	43,413	51,348	81,748	105,369	94,316	126,611	56,372	87,194
End of Year	$ 38,967	$ 43,413	$ 64,655	$ 81,748	$ 81,219	$ 94,316	$ 51,445	$ 56,372
Undistributed (Distribution in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 69	$ 110	$ 24	$ 89	$ 191	$ 100	$ 178	$ 115

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets[1]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[1]	Ratio of Net Investment Income (Loss) to Average Net Assets[1]	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2011	$10.38	$0.26	$0.64	$—	$0.90	$(0.41)	$ —	$(0.41)	$10.87	8.81%	$11,138	0.61%	0.91%	2.43%	12.81%
2010	9.84	0.34	0.66	—	1.00	(0.46)	—	(0.46)	10.38	10.27%	12,141	0.61%	0.94%	3.36%	32.70%
2009	10.76	0.48	(0.61)	—	(0.13)	(0.57)	(0.22)	(0.79)	9.84	(0.49)%	13,632	0.65%	0.86%	5.09%	39.55%
2008	11.30	0.29	(0.25)	—	0.04	(0.31)	(0.27)	(0.58)	10.76	0.24%	15,858	0.93%	1.31%	2.62%	49.27%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
Class C															
2011	$10.33	$0.18	$0.63	$—	$0.81	$(0.33)	$ —	$(0.33)	$10.81	7.93%	$20,000	1.36%	1.61%	1.72%	12.81%
2010	9.80	0.27	0.64	—	0.91	(0.38)	—	(0.38)	10.33	9.37%	23,985	1.36%	1.65%	2.61%	32.70%
2009	10.66	0.39	(0.58)	—	(0.19)	(0.45)	(0.22)	(0.67)	9.80	(1.20)%	31,465	1.41%	1.54%	4.23%	39.55%
2008	11.25	0.21	(0.25)	—	(0.04)	(0.28)	(0.27)	(0.55)	10.66	(0.47)%	34,242	1.67%	1.95%	1.86%	49.27%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
Class Z															
2011	$10.39	$0.29	$0.62	$—	$0.91	$(0.43)	$ —	$(0.43)	$10.87	8.97%	$1,370	0.36%	1.65%	2.72%	12.81%
2010	9.85	0.35	0.67	—	1.02	(0.48)	—	(0.48)	10.39	10.54%	1,129	0.34%	1.65%	3.40%	32.70%
2009	10.78	0.44	(0.54)	—	(0.10)	(0.61)	(0.22)	(0.83)	9.85	(0.17)%	234	0.40%	7.77%	4.56%	39.55%
2008	11.30	0.32	(0.25)	—	0.07	(0.32)	(0.27)	(0.59)	10.78	0.54%	640	0.67%	4.34%	2.86%	49.27%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
Institutional Class															
2011	$10.40	$0.29	$0.63	$—	$0.92	$(0.43)	$ —	$(0.43)	$10.89	9.06%	$6,459	0.36%	0.63%	2.70%	12.81%
2010	9.86	0.37	0.65	—	1.02	(0.48)	—	(0.48)	10.40	10.52%	6,158	0.36%	0.56%	3.62%	32.70%
2009	10.79	0.47	(0.58)	—	(0.11)	(0.60)	(0.22)	(0.82)	9.86	(0.19)%	6,017	0.40%	1.43%	4.85%	39.55%
2008	11.32	0.32	(0.26)	—	0.06	(0.32)	(0.27)	(0.59)	10.79	0.41%	6,816	0.69%	1.05%	2.87%	49.27%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2011	$9.99	$0.18	$1.13	$—	$1.31	$(0.27)	$ —	$(0.27)	$11.03	13.21%	$12,650	0.64%	0.94%	1.71%	5.65%
2010	9.28	0.22	0.80	—	1.02	(0.31)	—	(0.31)	9.99	10.99%	21,312	0.64%	0.93%	2.26%	32.67%
2009	11.27	0.29	(1.46)	—	(1.17)	(0.36)	(0.46)	(0.82)	9.28	(9.30)%	25,356	0.65%	0.79%	3.30%	29.74%
2008	12.68	0.21	(0.74)#	—	(0.53)	(0.26)	(0.62)	(0.88)	11.27	(4.59)%#	44,959	0.94%	1.13%	1.71%	51.96%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
Class C															
2011	$9.97	$0.10	$1.13	$—	$1.23	$(0.19)	$ —	$(0.19)	$11.01	12.41%	$50,108	1.39%	1.59%	0.98%	5.65%
2010	9.26	0.15	0.79	—	0.94	(0.23)	—	(0.23)	9.97	10.19%	59,480	1.39%	1.62%	1.51%	32.67%
2009	11.17	0.22	(1.44)	—	(1.22)	(0.23)	(0.46)	(0.69)	9.26	(10.00)%	77,330	1.40%	1.51%	2.46%	29.74%
2008	12.64	0.11	(0.73)#	—	(0.62)	(0.23)	(0.62)	(0.85)	11.17	(5.34)%#	120,085	1.67%	1.85%	0.92%	51.96%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
Class Z															
2011	$10.01	$0.23	$1.11	$—	$1.34	$(0.30)	$ —	$(0.30)	$11.05	13.49%	$1,866	0.39%	1.41%	2.11%	5.65%
2010	9.30	0.24	0.80	—	1.04	(0.33)	—	(0.33)	10.01	11.25%	929	0.39%	2.28%	2.46%	32.67%
2009	11.31	0.31	(1.46)	—	(1.15)	(0.40)	(0.46)	(0.86)	9.30	(9.00)%	672	0.40%	1.41%	3.53%	29.74%
2008	12.70	0.23	(0.74)#	—	(0.51)	(0.26)	(0.62)	(0.88)	11.31	(4.40)%#	732	0.65%	5.13%	1.91%	51.96%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
Institutional Class															
2011	$9.97	$0.21	$1.12	$—	$1.33	$(0.30)	$ —	$(0.30)	$11.00	13.44%	$31	0.39%	46.94%	1.97%	5.65%
2010	9.26	0.35	0.69	—	1.04	(0.33)	—	(0.33)	9.97	11.29%	27	0.39%	2.29%	3.55%	32.67%
2009	11.28	0.30	(1.46)	—	(1.16)	(0.40)	(0.46)	(0.86)	9.26	(9.13)%	2,011	0.40%	0.58%	3.35%	29.74%
2008	12.71	0.27	(0.78)#	—	(0.51)	(0.30)	(0.62)	(0.92)	11.28	(4.46)%#	6,196	0.85%	1.41%	2.24%	51.96%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — concluded

For a Share Outstanding Throughout Each Year Ended July 31, (unless otherwise noted)

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)(1)	Ratio of Net Investment Income (Loss) to Average Net Assets(1)	Portfolio Turnover Rate†
Old Mutual Asset Allocation Moderate Growth Portfolio															
Class A															
2011	$ 9.66	$ 0.12	$ 1.47	$—	$ 1.59	$ (0.14)	$ —	$ (0.14)	$ 11.11	16.56%	$ 18,848	0.57%	1.01%	1.17%	8.53%
2010	8.87	0.15	0.87	—	1.02	(0.23)	—	(0.23)	9.66	11.52%#	22,740	0.57%	1.08%	1.53%	37.54%
2009	11.91	0.17	(2.37)	—	(2.20)	(0.16)	(0.68)	(0.84)	8.87	(17.27)%	25,782	0.57%	0.99%	2.00%	31.90%
2008	13.76	0.10	(1.11)#	—	(1.01)	(0.15)	(0.69)	(0.84)	11.91	(7.86)%#	52,854	0.89%	1.26%	0.74%	43.04%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
Class C															
2011	$ 9.44	$ 0.05	$ 1.43	$—	$ 1.48	$ (0.06)	$ —	$ (0.06)	$ 10.86	15.70%	$ 61,074	1.32%	1.69%	0.46%	8.53%
2010	8.67	0.07	0.86	—	0.93	(0.16)	—	(0.16)	9.44	10.71%#	70,934	1.32%	1.74%	0.78%	37.54%
2009	11.63	0.11	(2.31)	—	(2.20)	(0.08)	(0.68)	(0.76)	8.67	(17.90)%	92,373	1.32%	1.69%	1.33%	31.90%
2008	13.59	—	(1.08)#	—	(1.08)	(0.19)	(0.69)	(0.88)	11.63	(8.55)%#	154,281	1.63%	1.88%	(0.02)%	43.04%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
Class Z															
2011	$ 9.75	$ 0.18	$ 1.46	$—	$ 1.64	$ (0.16)	$ —	$ (0.16)	$ 11.23	16.93%	$ 1,289	0.32%	1.65%	1.63%	8.53%
2010	8.95	0.17	0.88	—	1.05	(0.25)	—	(0.25)	9.75	11.77%#	635	0.32%	2.59%	1.72%	37.54%
2009	12.02	0.20	(2.40)	—	(2.20)	(0.19)	(0.68)	(0.87)	8.95	(17.07)%	508	0.32%	2.64%	2.34%	31.90%
2008	13.84	0.13	(1.11)#	—	(0.98)	(0.15)	(0.69)	(0.84)	12.02	(7.64)%#	600	0.61%	4.40%	0.97%	43.04%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
Institutional Class															
2011	$ 9.75	$ 0.15	$ 1.48	$—	$ 1.63	$ (0.22)	$ —	$ (0.22)	$ 11.16	16.88%	$ 8	0.32%	183.59%	1.43%	8.53%
2010	8.95	0.28	0.78	—	1.06	(0.26)	—	(0.26)	9.75	11.79%#	7	0.32%	0.99%	2.99%	37.54%
2009	12.01	0.19	(2.38)	—	(2.19)	(0.19)	(0.68)	(0.87)	8.95	(16.99)%	7,948	0.32%	0.61%	2.21%	31.90%
2008	13.82	0.13	(1.11)#	—	(0.98)	(0.14)	(0.69)	(0.83)	12.01	(7.59)%#	8,836	0.70%	0.99%	0.98%	43.04%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Growth Portfolio

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets[1]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[1]	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate†
Class A															
2011	$ 9.58	$ 0.08	$ 1.80	$—	$ 1.88	$(0.06)	$ —	$(0.06)	$11.40	19.65%	$ 13,619	0.57%	1.13%	0.77%	7.78%
2010	8.66	0.12	0.99	—	1.11	(0.19)	—	(0.19)	9.58	12.78%	16,721	0.57%	1.18%	1.26%	41.29%
2009	12.33	0.10	(3.12)	—	(3.02)	—	(0.65)	(0.65)	8.66	(23.55)%	20,556	0.56%	1.03%	1.14%	27.09%
2008	14.82	0.07	(1.67)#	—	(1.60)	(0.20)	(0.69)	(0.89)	12.33	(11.45)%#	43,129	0.91%	1.26%	0.48%	45.80%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
Class C															
2011	$ 9.18	$ —	$ 1.72	$—	$ 1.72	$ —	$ —	$ —	$10.90	18.74%	$ 33,477	1.32%	1.75%	0.02%	7.78%
2010	8.30	0.04	0.96	—	1.00	(0.12)	—	(0.12)	9.18	12.03%	36,655	1.32%	1.84%	0.47%	41.29%
2009	11.95	0.03	(3.03)	—	(3.00)	—	(0.65)	(0.65)	8.30	(24.16)%	48,126	1.31%	1.75%	0.42%	27.09%
2008	14.53	(0.04)	(1.61)#	—	(1.65)	(0.24)	(0.69)	(0.93)	11.95	(12.08)%#	83,127	1.66%	2.01%	(0.29)%	45.80%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
Class Z															
2011	$ 9.72	$ 0.12	$ 1.81	$—	$ 1.93	$(0.08)	$ —	$(0.08)	$11.57	19.94%	$ 3,561	0.32%	1.13%	1.11%	7.78%
2010	8.77	0.05	1.11	—	1.16	(0.21)	—	(0.21)	9.72	13.22%	2,322	0.32%	1.33%	0.56%	41.29%
2009	12.45	0.12	(3.15)	—	(3.03)	—	(0.65)	(0.65)	8.77	(23.40)%	667	0.32%	3.50%	1.46%	27.09%
2008	14.91	0.09	(1.67)#	—	(1.58)	(0.19)	(0.69)	(0.88)	12.45	(11.25)%#	750	0.61%	5.47%	0.68%	45.80%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
Institutional Class															
2011	$ 9.71	$ 0.11	$ 1.83	$—	$ 1.94	$(0.09)	$ —	$(0.09)	$11.56	20.01%	$ 788	0.32%	2.29%	0.96%	7.78%
2010	8.77	0.32	0.83	—	1.15	(0.21)	—	(0.21)	9.71	13.10%	674	0.32%	0.67%	3.37%	41.29%
2009	12.44	0.12	(3.14)	—	(3.02)	—	(0.65)	(0.65)	8.77	(23.34)%	17,845	0.31%	0.50%	1.39%	27.09%
2008	14.91	0.09	(1.68)#	—	(1.59)	(0.19)	(0.69)	(0.88)	12.44	(11.32)%#	24,509	0.64%	0.84%	0.67%	45.80%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%

* Per share amounts for the year are calculated based on average outstanding shares.

Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

† Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

[1] Ratio does not include expenses of the underlying funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2011

1. ORGANIZATION

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Annual Report — the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004. The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Fund, the Old Mutual International Equity Fund and the Old Mutual Copper Rock Emerging Growth Fund.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution and service plans. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds," which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Funds' investment adviser, Old Mutual Capital, Inc. (the "Adviser"). These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. In addition, a portion of each Fund's assets may be invested in cash, cash equivalents, or in money market funds. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	90 – 100%	0 – 10%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large- and mid-cap companies, or companies with market capitalizations of approximately $2.5 billion or above. The fund may invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies (generally, companies with market capitalizations of approximately $2.5 billion or above) that the fund's sub-adviser believes are undervalued. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Copper Rock Emerging Growth Fund seeks to provide investors with capital appreciation. To pursue its objective, the fund normally invests primarily in equity securities of emerging growth companies. The fund emphasizes small- and mid-cap companies in its portfolio, that is, companies with market values generally within the range of market values of issuers included in the Russell 2500™ Growth Index. The fund may invest in emerging growth companies of any size. There is no minimum percentage of assets of either small- or mid-cap companies for the fund's investments, and it has the flexibility to invest substantially in either small- or mid-cap issuers. The fund may at times be invested primarily in small-cap stocks.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High-Yield Bond Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The Fund may invest up to 20% of its net asset (plus any borrowings for investment purposes) in investment grade securities rated between AA and BBB by Standard & Poor's or Aa and Baa by Moody's Investor Service, Inc., or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-, medium- and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom, or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospects. For purposes of this fund, large cap companies are those companies with market capitalizations similar to the market capitalization of companies in the Russell 1000 Growth Index.

Old Mutual Copper Rock International Small Cap Fund seeks capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. small-cap companies, including companies located in countries with emerging markets. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the S&P Developed ex-U.S. SmallCap Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the market capitalizations of companies in the Russell MidCap Value Index.

Old Mutual TS&W Small Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the market capitalizations of companies in the Russell 2000 Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

NOTES TO FINANCIAL STATEMENTS — continued

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund managed by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) (the "Valuation Time") on each day that the NYSE is open for trading for all underlying Funds other than the Old Mutual Cash Reserves Fund. If there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market for long positions and the most recent quoted ask price for short positions. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by each Board of Trustees of the underlying funds (the "Boards").

Investments held by the Old Mutual Cash Reserves Fund are valued using the amortized cost method of valuation permitted in accordance with meeting certain conditions and regulations as set forth under Rule 2a-7 of the 1940 Act. Under the amortized cost method, an investment is valued at its cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the investment.

The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Boards. The underlying funds' Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Boards. A security may be valued using Fair Value Procedures if among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV").

Debt securities (other than short-term obligations), including listed issues, held by an underlying fund managed by the Adviser are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities held by an underlying fund managed by the Adviser and traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Boards.

Foreign securities held by an underlying fund managed by the Adviser and traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options held by an underlying fund managed by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund managed by the Adviser are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of July 31, 2011, for each Fund's investments is included the Schedule of Investments. There were no level 3 securities held as of July 31, 2011.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense are recognized on the accrual basis and include amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Payments by Affiliates — For the year ended July 31, 2010, the Adviser reimbursed $1 (000) to the Old Mutual Asset Allocation Moderate Growth Portfolio to remove a net asset value divergence caused by a large shareholder redemption. This amount is included in the total shares redeemed for Institutional Class share transactions in the Statement of Changes in Net Assets. There were no payments by Affiliates made to the Funds during the year ended July 31, 2011.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the year ended July 31, 2011.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2011, redemption fees of $3 (000) and $1 (000) were collected by Old Mutual Asset Allocation Conservative Portfolio (Class A) and Old Mutual Asset Allocation Growth Portfolio (Class C), respectively. There were no other material redemption fees collected by the Funds.

Notes to Financial Statements — continued

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Adviser — Old Mutual Capital, Inc. is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") effective January 1, 2009, pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	0.61%	1.36%	0.36%	0.36%	December 31, 2012
Old Mutual Asset Allocation Balanced Portfolio	0.64%	1.39%	0.39%	0.39%	December 31, 2012
Old Mutual Asset Allocation Moderate Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2012
Old Mutual Asset Allocation Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2012

Reimbursement by the Funds of advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the total operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed.

At July 31, 2011, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expiration 2012	Expiration 2013	Expiration 2014	Total
Old Mutual Asset Allocation Conservative Portfolio	$ 13	$148	$126	$ 287
Old Mutual Asset Allocation Balanced Portfolio	50	260	184	494
Old Mutual Asset Allocation Moderate Growth Portfolio	218	507	375	1,100
Old Mutual Asset Allocation Growth Portfolio	120	396	283	799

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000. The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of each Fund's investments; and (iii) recommend the allocation of the assets of each Fund by specific investment style mandate.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

Notes to Financial Statements — continued

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2011, it retained the following:

	Service Fees (000)		Distribution Fees (000)
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$—	$4	$13
Old Mutual Asset Allocation Balanced Portfolio	—	5	15
Old Mutual Asset Allocation Moderate Growth Portfolio	2	5	14
Old Mutual Asset Allocation Growth Portfolio	2	4	11

Other Service Providers — The Bank of New York Mellon serves as custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Complex Class Z shares within the Deferred Plans. During the year ended July 31, 2011, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $42 (000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of the Trust and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2011.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the year ended July 31, 2011 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Asset Allocation Conservative Portfolio	$5,274	$11,311
Old Mutual Asset Allocation Balanced Portfolio	4,038	28,372
Old Mutual Asset Allocation Moderate Growth Portfolio	7,647	33,423
Old Mutual Asset Allocation Growth Portfolio	4,268	19,079

6. CAPITAL SHARE TRANSACTIONS

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	469	273	108	364	277	293	97	255
Shares Issued upon Reinvestment of Distributions	33	45	27	58	23	53	7	34
Shares Redeemed	(647)	(534)	(1,121)	(1,021)	(958)	(898)	(655)	(918)
Total Class A Share Transactions	(145)	(216)	(986)	(599)	(658)	(552)	(551)	(629)
Class C								
Shares Issued	140	374	256	513	236	489	140	256
Shares Issued upon Reinvestment of Distributions	40	55	54	93	23	87	—	42
Shares Redeemed	(651)	(1,318)	(1,723)	(2,990)	(2,153)	(3,711)	(1,062)	(2,102)
Total Class C Share Transactions	(471)	(889)	(1,413)	(2,384)	(1,894)	(3,135)	(922)	(1,804)
Class Z								
Shares Issued	73	150	126	26	96	9	125	306
Shares Issued upon Reinvestment of Distributions	4	5	2	3	1	2	2	2
Shares Redeemed	(60)	(69)	(52)	(9)	(48)	(2)	(58)	(145)
Total Class Z Share Transactions	17	86	76	20	49	9	69	163
Institutional Class								
Shares Issued	76	139	—	3	—	3	10	76
Shares Issued upon Reinvestment of Distributions	25	24	—	4	—	18	1	44
Shares Redeemed	(100)	(181)	—	(222)	—	(909)	(12)	(2,086)
Total Institutional Class Share Transactions	1	(18)	—	(215)	—	(888)	(1)	(1,966)
Net Decrease in Shares Outstanding	(598)	(1,037)	(2,323)	(3,178)	(2,503)	(4,566)	(1,405)	(4,236)

Amounts designated as "—" are either 0 or have been rounded to 0.

NOTES TO FINANCIAL STATEMENTS — continued

7. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the year ended July 31, 2011 follows:

Old Mutual Asset Allocation Conservative Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 65	$ 40	$ 220	$ 707	$ 22	$ (18)
Old Mutual Barrow Hanley Core Bond Fund	2,062	4,061	849	14,097	590	253
Old Mutual Barrow Hanley Value Fund	217	643	588	2,146	48	16
Old Mutual Cash Reserves Fund	9,065	8,842	—	223	—	—
Old Mutual Copper Rock Emerging Growth Fund	49	51	307	961	—	1
Old Mutual Dwight High Yield Fund	647	929	283	2,420	233	240
Old Mutual Dwight Intermediate Fixed Income Fund	1,012	2,183	38	5,583	185	312
Old Mutual Dwight Short Term Fixed Income Fund	525	391	114	5,541	115	—
Old Mutual Focused Fund	97	132	354	1,358	8	(10)
Old Mutual International Equity Fund	259	1,136	282	2,353	54	(575)
Old Mutual Large Cap Growth Fund	148	1,267	503	1,216	6	294
Old Mutual TS&W Mid-Cap Value Fund	171	154	562	2,552	15	(23)
Old Mutual TS&W Small Cap Value Fund	22	324	5	22	—	34
Total	$14,339	$20,153	$ 4,105	$39,179	$1,276	$ 524

Old Mutual Asset Allocation Balanced Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 193	$ 78	$ (317)	$ 2,152	$ 65	$ (35)
Old Mutual Barrow Hanley Core Bond Fund	982	7,251	958	14,766	677	657
Old Mutual Barrow Hanley Value Fund	188	4,054	2,174	7,693	188	111
Old Mutual Cash Reserves Fund	18,653	18,261	—	392	—	—
Old Mutual Copper Rock Emerging Growth Fund	—	68	702	2,050	—	2
Old Mutual Copper Rock International Small Cap Fund	1,200	4	(1)	1,303	—	(1)
Old Mutual Dwight High Yield Fund	474	828	318	2,610	252	262
Old Mutual Dwight Intermediate Fixed Income Fund	334	1,033	60	4,101	125	243
Old Mutual Dwight Short Term Fixed Income Fund	99	228	35	4,796	99	1
Old Mutual Focused Fund	223	1,251	93	4,086	23	(320)
Old Mutual Heitman REIT Fund	26	1,234	427	1,137	26	339
Old Mutual International Equity Fund	260	5,787	1,025	7,133	189	(2,614)
Old Mutual Large Cap Growth Fund	20	4,682	846	2,832	20	1,197
Old Mutual TS&W Mid-Cap Value Fund	39	257	197	6,507	39	(60)
Old Mutual TS&W Small Cap Value Fund	—	1,617	906	3,068	—	135
Total	$22,691	$46,633	$ 7,423	$64,626	$1,703	$ (83)

Old Mutual Asset Allocation Moderate Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 317	$ —	$ (785)	$ 4,669	$ 142	$ —
Old Mutual Barrow Hanley Core Bond Fund	900	4,140	842	14,166	618	264
Old Mutual Barrow Hanley Value Fund	540	3,385	2,927	10,551	240	303
Old Mutual Cash Reserves Fund	22,510	22,010	—	500	—	—
Old Mutual Copper Rock Emerging Growth Fund	691	—	1,264	4,439	—	—
Old Mutual Copper Rock International Small Cap Fund	2,745	—	16	2,761	—	—
Old Mutual Dwight Intermediate Fixed Income Fund	206	1,344	6	1,872	72	107
Old Mutual Focused Fund	611	784	(61)	6,688	36	(162)
Old Mutual Heitman REIT Fund	65	4,420	557	1,417	65	1,405
Old Mutual International Equity Fund	538	8,555	(638)	13,286	338	(4,406)
Old Mutual Large Cap Growth Fund	284	8,546	1,296	3,993	34	2,156
Old Mutual TS&W Mid-Cap Value Fund	59	—	123	9,753	58	—
Old Mutual TS&W Small Cap Value Fund	691	2,249	1,935	7,385	—	217
Total	**$30,157**	**$55,433**	**$ 7,482**	**$81,480**	**$ 1,603**	**$ (116)**

Old Mutual Asset Allocation Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/11	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 516	$ —	$ (422)	$ 2,823	$ 75	$ —
Old Mutual Barrow Hanley Core Bond Fund	52	1,951	—	—	30	32
Old Mutual Barrow Hanley Value Fund	282	1,485	1,285	8,578	192	(475)
Old Mutual Cash Reserves Fund	12,970	12,453	—	517	—	—
Old Mutual Copper Rock Emerging Growth Fund	—	—	1,057	3,119	—	—
Old Mutual Copper Rock International Small Cap Fund	2,000	—	(11)	1,989	—	—
Old Mutual Focused Fund	569	186	(111)	4,603	24	(42)
Old Mutual Heitman REIT Fund	65	3,487	839	2,081	65	1,111
Old Mutual International Equity Fund	516	6,382	(100)	12,448	291	(3,387)
Old Mutual Large Cap Growth Fund	224	4,479	1,160	4,408	24	1,132
Old Mutual TS&W Mid-Cap Value Fund	44	—	774	7,421	44	—
Old Mutual TS&W Small Cap Value Fund	—	1,109	1,066	3,602	—	79
Total	**$17,238**	**$31,532**	**$ 5,537**	**$51,589**	**$ 745**	**$(1,550)**

Amounts designated as "—" are either $0 or have been rounded to $0.

8. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Funds' tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations.

NOTES TO FINANCIAL STATEMENTS — continued

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2007 – 2011 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2011, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2011, primarily attributable to reclassifications of capital distributions received from underlying funds for tax purposes and losses disallowed according to section 362(e) of the Internal Revenue Code, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Asset Allocation Conservative Portfolio	$521	$(521)
Old Mutual Asset Allocation Balanced Portfolio	495	(495)
Old Mutual Asset Allocation Moderate Growth Portfolio	213	(213)
Old Mutual Asset Allocation Growth Portfolio	10	(10)

The tax character of dividends and distributions declared during the years ended July 31, 2011 and 2010 were as follows:

	Ordinary Income (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio		
2011	$1,437	$1,437
2010	1,967	1,967
Old Mutual Asset Allocation Balanced Portfolio		
2011	1,392	1,392
2010	2,409	2,409
Old Mutual Asset Allocation Moderate Growth Portfolio		
2011	707	707
2010	2,245	2,245
Old Mutual Asset Allocation Growth Portfolio		
2011	118	118
2010	1,432	1,432

As of July 31, 2011, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 70	$ (3,027)	$—	$3,399	$—	$ 442
Old Mutual Asset Allocation Balanced Portfolio	22	(25,529)	—	5,660	3	(19,844)
Old Mutual Asset Allocation Moderate Growth Portfolio	191	(42,375)	—	5,510	—	(36,674)
Old Mutual Asset Allocation Growth Portfolio	180	(37,441)	—	2,225	2	(35,034)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2010 through July 31, 2011 that, in accordance with Federal income tax regulations, the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2011, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates:

	2017 (000)	2018 (000)	2019 (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ —	$ 2,719	$ 308	$ 3,027
Old Mutual Asset Allocation Balanced Portfolio	1,664	19,063	4,802	25,529
Old Mutual Asset Allocation Moderate Growth Portfolio	5,460	27,787	9,128	42,375
Old Mutual Asset Allocation Growth Portfolio	5,175	21,602	10,664	37,441

Under the recently enacted Regulated Investment Company Modernization Act of 2010 (the "Act"), the Funds will be permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. However, any losses incurred during those future taxable years (beginning August 1, 2011) will be required to be utilized prior to the losses incurred in pre-enactment taxable years. As a result of this ordering rule, pre-enactment capital loss carryforwards presented in the table above may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under previous law.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at July 31, 2011 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
Old Mutual Asset Allocation Conservative Portfolio	$35,780	$ 3,399	$ —	$3,399
Old Mutual Asset Allocation Balanced Portfolio	58,966	5,978	(318)	5,660
Old Mutual Asset Allocation Moderate Growth Portfolio	75,970	6,994	(1,484)	5,510
Old Mutual Asset Allocation Growth Portfolio	49,364	2,870	(645)	2,225

9. NEW ACCOUNTING PRONOUNCEMENT

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 *"Improving Disclosures about Fair Value Measurements."* ASU 2010-06 which, among other disclosure items, requires the Funds to include disclosures on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. This is effective for interim and annual reporting periods beginning after December 15, 2010. The Adviser has evaluated the implications of ASU No. 2010-06 and does not anticipate a material impact on the financial statements.

In May 2011, the FASB issued ASU No. 2011-04 *"Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"*. ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose the following information for fair value measurements categorized within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Adviser has evaluated the implications of ASU No. 2011-04 and does not anticipate a material impact on the financial statements.

10. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no material events that would require disclosure in the Funds' financial statements.



Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio (four of the seven funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2011 and the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2011 by correspondence with the custodian and transfer agent, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 22, 2011

PricewaterhouseCoopers LLP, 1900 16th Street, Suite 1600, Denver, CO 80202
T: (720) 931 7000, F: (720) 931 7100, www.pwc.com/us

Notice to Shareholders (Unaudited)

For shareholders that do not have a July 31, 2011 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2011 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2011, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Asset Allocation Conservative Portfolio	7.43%	11.00%	0.00%	0.01%	0.00%
Old Mutual Asset Allocation Balanced Portfolio	25.05%	38.38%	0.00%	0.01%	0.00%
Old Mutual Asset Allocation Moderate Growth Portfolio	60.08%	91.15%	0.00%	0.03%	0.00%
Old Mutual Asset Allocation Growth Portfolio	52.69%	100.00%	0.00%	0.06%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888-772-2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2011 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. In addition, the most recent list of portfolio holdings is available on the Trust's website at oldmutualfunds.com.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2011

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2011.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/01/11	Ending Account Value 7/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,028.50	0.61%	$3.07
Hypothetical 5% Return	1,000.00	1,021.77	0.61	3.06
Old Mutual Asset Allocation Conservative Portfolio – Class C				
Actual Fund Return	1,000.00	1,023.90	1.36	6.82
Hypothetical 5% Return	1,000.00	1,018.05	1.36	6.80
Old Mutual Asset Allocation Conservative Portfolio – Class Z				
Actual Fund Return	1,000.00	1,028.70	0.36	1.81
Hypothetical 5% Return	1,000.00	1,023.01	0.36	1.81
Old Mutual Asset Allocation Conservative Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,029.60	0.36	1.81
Hypothetical 5% Return	1,000.00	1,023.01	0.36	1.81
Old Mutual Asset Allocation Balance Portfolio – Class A				
Actual Fund Return	1,000.00	1,025.30	0.64	3.21
Hypothetical 5% Return	1,000.00	1,021.62	0.64	3.21
Old Mutual Asset Allocation Balance Portfolio – Class C				
Actual Fund Return	1,000.00	1,021.60	1.39	6.97
Hypothetical 5% Return	1,000.00	1,017.90	1.39	6.95

	Beginning Account Value 2/01/11	Ending Account Value 7/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Balance Portfolio – Class Z				
Actual Fund Return	$1,000.00	$1,026.50	0.39%	$1.96
Hypothetical 5% Return	1,000.00	1,022.86	0.39	1.96
Old Mutual Asset Allocation Balance Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,026.60	0.39	1.96
Hypothetical 5% Return	1,000.00	1,022.86	0.39	1.96
Old Mutual Asset Allocation Moderate Growth Portfolio – Class A				
Actual Fund Return	1,000.00	1,026.80	0.57	2.86
Hypothetical 5% Return	1,000.00	1,021.97	0.57	2.86
Old Mutual Asset Allocation Moderate Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,023.60	1.32	6.62
Hypothetical 5% Return	1,000.00	1,018.25	1.32	6.61
Old Mutual Asset Allocation Moderate Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,028.40	0.32	1.61
Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61
Old Mutual Asset Allocation Moderate Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,027.60	0.32	1.61
Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61

	Beginning Account Value 2/01/11	Ending Account Value 7/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,024.30	0.57%	$2.86
Hypothetical 5% Return	1,000.00	1,021.97	0.57	2.86
Old Mutual Asset Allocation Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,020.60	1.32	6.61
Hypothetical 5% Return	1,000.00	1,018.25	1.32	6.61
Old Mutual Asset Allocation Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,025.70	0.32	1.61
Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61
Old Mutual Asset Allocation Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,025.70	0.32	1.61
Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2011 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 7th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
L. Kent Moore (Age: 55)	Chairman of the Board and Trustee	Since 2004	Managing Member, Eagle River Ventures, LLC (investments) since 2003. Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), 2005 to 2006. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 to 2005. Portfolio Manager and Vice President of Janus Capital Corp., 2000 to 2002. Senior Analyst and Portfolio Manager, Marsico Capital Management, 1997 to 1999.	20	Chairman of Board and Trustee of Old Mutual Funds II since 2010. Director of TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/Claymore Long Short Fund since 2004. Trustee of Old Mutual Funds III, 2008 – 2009. Chairman, American Midstream Partners, LP since 2011.
John R. Bartholdson (Age: 67)	Trustee	Since 2004	Retired. Formerly Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 to 2007.	20	Trustee of ING Clarion Real Estate Income Fund from 2004 to 2009 and ING Clarion Global Real Estate Income Fund since 2004. Trustee of Old Mutual Funds II since 1995. Trustee of Old Mutual Insurance Series Fund, 1997-2009, and Old Mutual Funds III, 2008 – 2009.
Robert M. Hamje (Age: 69)	Trustee	Since 2004	Retired. Formerly President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	20	Trustee of Old Mutual Funds II since 2010. Director of TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/Claymore Long-Short Fund since 2004. Chairman of the Board and Trustee of Old Mutual Funds III, 2008 – 2009.
Jarrett B. Kling (Age: 68)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities, L.P. (investment management), 1998 – present.	20	Trustee of Old Mutual Funds II since 2010. Trustee, Hirtle Callaghan Trust since 1995; ING Clarion Real Estate Income Fund from 2004 to 2009; ING Clarion Global Real Estate Income Fund since 2004; and ING Clarion since 1998. Trustee of Old Mutual Funds III, 2008 – 2009.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Julian F. Sluyters** (Age: 51)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer, June 2008 – present, President, October 2006 – present, and Chief Operating Officer, October 2006 – June 2008, Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services, October 2006 – present. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005.	7	Director of Old Mutual Capital, Inc. and Trustee of Old Mutual Investment Partners, and Old Mutual Fund Services, since 2006; Trustee of Old Mutual Funds III, 2008 – 2009.
Walter W. Driver, Jr.** (Age: 66)	Advisory Trustee	Since 2006	Chairman – Southeast, Goldman Sachs & Co., 2006 – present. Attorney, 1970 – 2006, and Chairman , 1999 – 2006, King & Spalding LLP (law firm).	20	Total Systems Services, Inc., Equifax, Inc., Old Mutual Funds II (Advisory Trustee), since 2010, Old Mutual Funds III (Advisory Trustee), 2008 – 2009.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Driver is considered to be an "interested person" of the Trust, as that term is defined in the 1940 Act, due to his employment at Goldman Sachs & Co. and the possibility that the Trust may execute trades with Goldman Sachs & Co. acting as principal. As an Advisory Trustee, Mr. Driver has no voting rights.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (Age: 51)	President and Principal Executive Officer	Since 2006	Chief Executive Officer, June 2008 – present, President, October 2006 – present, and Chief Operating Officer, October 2006 – June 2008, Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services, October 2006 – present. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005.
Robert T. Kelly (Age: 42)	Treasurer and Principal Financial Officer	Since 2006	Vice President, June 2007 – present, Old Mutual Capital, Inc. and Vice President, October 2006 – present, Old Mutual Fund Services. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – February 2006.
Kathryn A. Burns (Age: 34)	Vice President, Chief Compliance Officer and Assistant Treasurer	Chief Compliance Officer since March 2010; Assistant Treasurer since 2006	Chief Compliance Officer, March 2010 – present, Vice President, January 2010 – present, Regulatory Reporting Manager, August 2006 – present, and Assistant Vice President, January 2009 – January 2010, Old Mutual Fund Services. Chief Compliance Officer, March 2010 – present and Vice President, January 2010 – present, Old Mutual Capital, Inc. Manager, 2004 – July 2006, PricewaterhouseCoopers LLP.
Kathryn L. Santoro (Age: 37)	Vice President and Secretary	Secretary May 2011 – present; Assistant Secretary 2007 – May 2011	Vice President and General Counsel, May 2011 – present, Vice President and Associate General Counsel January 2009 – May 2011, and Associate Counsel, November 2005 – January 2009, Old Mutual Capital, Inc. General Counsel and Secretary, Old Mutual Fund Services, May 2011 – present. Associate Attorney, Hall & Evans, LLC, 2004 – 2005.

* The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 700, Denver, Colorado 80237.

** Each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

Board Review and Approval of Investment Management and Sub-Advisory Agreements (Unaudited)

Background

The Board of Trustees (the "Board" or "Trustees") of Old Mutual Funds I (the "Trust") is required to annually approve the renewal of the Trust's advisory agreements. During the contract renewal meeting held on May 18 - 19, 2011, the Board as a whole, and the disinterested or "Independent" Trustees voting separately, unanimously approved the continuance of the investment advisory agreement (the "Advisory Agreement") for each series portfolio of the Trust (each a "Fund" and together, the "Funds") with Old Mutual Capital, Inc. ("OMCAP" or the "Adviser"). The Trustees, including all of the Independent Trustees voting separately, also unanimously approved the continuance of the sub-advisory agreements (each a "Sub-Advisory Agreement" and, together with the Advisory Agreement, the "Agreements") with the Funds' sub-advisers: Acadian Asset Management, LLC ("Acadian"); Analytic Investors, LLC ("Analytic"); Copper Rock Capital Partners, LLC ("Copper Rock"); and Ibbotson Associates Advisors, LLC ("Ibbotson") (each a "Sub-Adviser" and together, the "Sub-Advisers"). The Agreements were approved for a one-year period ending July 31, 2012. In doing so, the Board determined, in exercise of their business judgment, that the overall advisory arrangements with each Fund were in the best interests of each Fund and its shareholders and that the compensation to the Adviser and Sub-Advisers is fair and reasonable.

The Board's Evaluation Process

The Board met throughout the year to review the performance of the Funds, including comparative performance information and periodic asset flow data. Over the course of the year, the Board met with portfolio managers for the Funds and other members of management to review the performance, investment objective(s), policies, trading, strategies and techniques used in managing each Fund. The Trustees also received and reviewed a considerable amount of information and analysis from OMCAP in response to requests of the Independent Trustees and their independent legal counsel. In the course of its deliberations, the Board evaluated, among other things, the qualifications of the investment personnel at OMCAP and each of the Sub-Advisers; the compliance programs of OMCAP and the Sub-Advisers; brokerage practices, including the extent the Sub-Advisers obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Agreements.

In addition to meeting throughout the year, at its designated contracts renewals meeting, the Board conducted an in-depth review of the performance, advisory fees, total expense ratios, OMCAP's contractual agreement to limit the Funds' expenses, and other matters related to the Funds. The Board also received a report on comparative mutual fund performance, advisory fees, and expense levels for each Fund (the "Peer Reports") prepared by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service. Throughout their consideration of the Agreements, the Independent Trustees were advised by their independent legal counsel.

During the annual contract renewal process, the Board considered the information provided to them, including information provided at their meetings throughout the year as part of their ongoing oversight of the Funds, and did not identify any one particular factor that was controlling. The material factors and conclusions that formed the basis for the Trustees' approval of the continuation of the Agreements are discussed below.

Nature and Extent of Services. The Board reviewed the nature, extent and quality of services provided by OMCAP and the Sub-Advisers, taking into account the investment objective and strategy of each Fund, the knowledge the Trustees gained from their regular meetings with management, and their ongoing review of information related to the Funds. In addition, the Board reviewed the resources and key personnel of OMCAP and each Sub-Adviser, with particular emphasis placed on employees providing investment management services to the Funds. The Board also considered the other services provided to the Funds by OMCAP, its affiliates, and the Sub-Advisers, such as managing the execution of portfolio transactions, the selection of broker/dealers for those transactions, and the use of soft dollars; monitoring adherence to the Funds' investment restrictions; producing shareholder reports; providing support services for the Trustees; communicating with shareholders; and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures of the Funds and with applicable securities laws and regulations. The Board also considered the steps that OMCAP and its affiliates continue to take to improve the quality and efficiency of the services they provide to the Funds in the areas of investment performance, fund operations, shareholder services and compliance. The Board noted that OMCAP's parent company, Old Mutual (US) Holdings, Inc. ("OMUSH"), agreed to support OMCAP's contractual commitments with the Funds, and will continue to do so during the term of each such contractual commitment.

Advisory Fees. The Board reviewed the Funds' advisory fees compared to funds in each Fund's expense group as determined by Lipper. The Board also compared each Fund's net effective management fee, which is the net fee after waivers and reimbursements by the Adviser pursuant to the contractual expense limitation arrangements. Current management fees and effective management fees after expense limitations were reviewed in the context of the Adviser's costs of providing services and its profitability, with the Board noting that, during the previous year, the Adviser had not realized a profit on any of the Funds. The Board noted that OMCAP has contractually agreed to limit expenses of the Funds through at least December 31, 2012 in an amount necessary to limit total annual operating expenses to a specified percentage of average daily net assets for each class of shares of the Funds. The Board also reviewed advisory fee levels compared to other similar investment accounts managed by the Adviser and Sub-Advisers. The Board also considered that five of the seven Funds had advisory fee breakpoints based on certain asset level thresholds and the Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale. The Board also considered that, given the lack of profitability of each of the Funds, it was not appropriate to consider additional breakpoints for the Funds.

Profitability and Financial Resources. The Board reviewed information from OMCAP concerning the costs of the advisory and other services that OMCAP and its affiliates provide to the Funds and the profitability of OMCAP and its affiliates in providing these services. The Board also reviewed information concerning the financial condition of OMCAP and its affiliates. The Board considered the overall financial condition of OMUSH, as well as the financial condition of Old Mutual plc, the ultimate parent of OMCAP and its affiliates. The Board noted that OMCAP continues to operate at a net loss. The Board considered whether OMCAP is financially sound and has the resources necessary to perform obligations under the Advisory Agreement, and concluded that OMCAP, with the backing of its parent company, has the financial resources necessary to fulfill these obligations. The Board again noted that OMUSH agreed to support OMCAP's contractual commitments with the Funds, and will continue to do so during the term of each such contractual commitment. The Board also considered whether each Sub-Adviser is financially sound and has the resources necessary to perform its obligations under the sub-advisory contracts, and concluded that each Sub-Adviser has the financial resources necessary to fulfill these obligations.

Collateral Benefits to OMCAP and its Affiliates. The Board considered various other benefits received by OMCAP and its affiliates resulting from the relationship with the Funds, including increased visibility in the investment community and the fees received by OMCAP and its affiliates for their provision of administrative and distribution services to the Funds. The Board considered the performance of OMCAP and its affiliates in providing these services and the organizational structure employed to provide these services. The Board weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent company. The Board also considered that these services are provided to the Funds pursuant to written contracts that are reviewed and approved on an annual basis by the Board. The Board also considered that OMCAP retains a small portion of the sales charge on Class A shares.

The Board considered the benefits realized by the Sub-Advisers as a result of portfolio brokerage transactions executed through "soft dollar" arrangements. The Board noted that soft dollar arrangements shift the payment obligation for research and execution services from the Sub-Advisers to the Funds and therefore may reduce the Sub-Advisers' expenses. The Board also considered that the soft dollar benefits may enhance the ability of the Adviser or the Sub-Advisers to obtain research and brokerage services, which may inure to the benefit of other clients.

Approval of Agreements

Discussed below in more detail is the Board's consideration of the Funds' contractual and net advisory fees, as well as a discussion of the investment performance of each Fund.

Balanced Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Balanced Portfolio ("Balanced Portfolio"), the Trustees considered that ,while contractual advisory fees ranked fifth out of the eight funds in the expense group, the actual net advisory fee for the Balanced Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in the peer group, while the Balanced Portfolio's total expenses ranked seventh out of nine funds. The Board considered the relatively small asset base of the Balanced Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that, while the total return performance for the Balanced Portfolio for the one-year period ended March 31, 2011 ranked seventh out of nine funds in its performance group, the Balanced Portfolio's longer term performance generally ranked more favorably, with the Balanced Portfolio ranking fifth out of eight funds for the three-year period, and third out of five funds for the five-year and since inception periods.

Conservative Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Conservative Portfolio ("Conservative Portfolio"), the Trustees considered that, while the contractual advisory fee ranked fourth out of the six funds in the expense group, the actual net advisory fee for the Conservative Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in the peer group, while the Conservative Portfolio's total expenses ranked fifth out of eight funds. The Board considered the relatively small asset base of the Conservative Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that, while the total return performance for the Conservative Portfolio for the one-year period ended March 31, 2011 ranked seventh out of eight funds in its performance group, the Conservative Portfolio's longer term performance ranked fourth out of seven funds for the three-year period, second out of four funds for the five-year period, and third out of four funds for the since inception period. It was noted that, due to its higher fixed income allocation, the Conservative Portfolio generally is more conservative than the other funds in its performance group, and that, while the higher fixed income allocation generally contributed to relative performance over the longer periods, it detracted from the shorter-term performance due to the outperformance of equities during that time frame.

Growth Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Growth Portfolio ("Growth Portfolio"), the Trustees considered that, while the contractual advisory fee ranked fourth out of the five funds in the expense group, the actual net advisory fee for the Growth Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in its expense group, while the Growth Portfolio's total expenses ranked third out of seven funds. The Board considered the relatively small asset base of the Growth Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered that the total return performance for the Growth Portfolio for the one-year period ended March 31, 2011 ranked fifth out of seven funds in its performance group, an improvement over the performance ranking for the three- and five-year periods, with the Growth Portfolio ranking sixth out of seven funds for the three-year period and fourth out of five funds for the five-year period. The Growth Fund ranked second out of four funds for the since inception period.

Moderate Growth Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Moderate Growth Portfolio ("Moderate Growth Portfolio"), the Trustees considered that, while the contractual advisory fee ranked sixth out of the eight funds in the expense group, the actual net advisory fee for the Moderate Growth Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first out of a peer group of six funds, while the Moderate Growth Portfolio's total expenses ranked sixth out of nine funds. The Board considered the relatively small asset base of the Moderate Growth Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that the total return performance for the Moderate Growth Portfolio for the one-year period ended March 31, 2011 ranked fourth out of nine funds in its performance group, an improvement over the performance ranking for the three- and five-year periods, with the Moderate Growth Portfolio ranking seventh out of eight funds for the three-year period and fifth out of five funds for the five-year period. The Moderate Growth Portfolio ranked second out of four funds for the since inception period.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited) — concluded

Analytic Fund. In connection with the approval of the renewal of the Advisory Agreement with OMCAP related to the Old Mutual Analytic Fund ("Analytic Fund"), the Trustees considered that, while the contractual advisory fee ranked third out of the nine funds in the expense group, the actual net advisory fee for the Analytic Fund ranked the Fund first out of nine funds, while the Analytic Fund's total expenses ranked fourth out of nine funds. The Board also considered the Adviser's voluntary ten basis point advisory fee reduction that went into effect August 1, 2010. The Trustees considered the fact that the total return performance for the Analytic Fund for the one-year period ended March 31, 2011 ranked second out of nine funds in its performance group, an improvement over the performance ranking for the three-year, five-year, and since inception periods, with the Analytic Fund ranking seventh out of eight funds for the three-year period and third out of three funds for the five-year and since inception periods.

Emerging Growth Fund. In connection with the approval of the renewal of the Agreements related to the Old Mutual Copper Rock Emerging Growth Fund ("Emerging Growth Fund"), the Trustees considered that the contractual advisory fee ranked eighth out of the eighteen funds in the expense group, and the actual net advisory fee for the Emerging Growth Fund ranked the Fund twelfth out of a peer group of eighteen funds, while the Emerging Growth Fund's total expenses ranked eighth out of eighteen funds. The Trustees considered the fact that the total return performance for the Emerging Growth Fund for the one-year period ended March 31, 2011 ranked ninth out of eighteen funds in its performance group, an improvement over the performance ranking for the three-year, five-year, and since inception periods, with the Emerging Growth Fund ranking eleventh out of sixteen funds for the three-year period, eleventh out of fifteen funds for the five-year period, and eighth out of fifteen funds for the since inception period.

International Equity Fund. In connection with the approval of the renewal of the Agreements related to the Old Mutual International Equity Fund ("International Equity Fund"), the Trustees considered that, while the contractual advisory fee ranked seventh out of the nine funds in the expense group, the actual net advisory fee for the International Equity Fund ranked the Fund second out of a peer group of nine funds, while the International Equity Fund's total expenses ranked fourth out of nine funds. The Trustees considered the fact that the total return performance for the International Equity Fund for the one-year period ended March 31, 2011 ranked first out of nine funds in its performance group, an improvement over the performance ranking for the three-year, five-year, and since inception periods, with the International Equity Fund ranking eighth out of nine funds for the three-year period and fifth out of six funds for the five-year and since inception periods.

Board Approvals

Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that approval of the Agreements was consistent with the best interests of each Fund and its shareholders. The Board concluded, among other things:

- that the level of fees to be charged by the Adviser to the Funds is comparable to the fees charged by the Adviser to the other similar funds it advises, as well as to fees charged by other investment advisers to other funds with similar investment strategies, and is therefore reasonable, considering the services provided by the Adviser;

- that the level of fees to be charged by the Sub-Advisers to the Funds compared to the fees charged by the Sub-Advisers to other advised accounts, taking into consideration certain differences of the various accounts, as well as to fees charged by other investment advisers to other funds with similar investment strategies, is reasonable, considering the services provided by the Sub-Advisers;

- that each Fund's performance was generally competitive with that of its performance peer group or steps had been or would be taken to improve relative performance;

- that Acadian, Analytic, and Copper Rock are under common control with the Adviser, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that the Adviser's willingness to waive its fees and reimburse expenses to reduce Fund expenses indicates a high level of commitment on the part of the Adviser;

- that OMUSH agreed to support OMCAP's contractual commitments with the Funds, and will continue to do so during the term of each such contractual commitment;

- that the profitability of each Fund to the Adviser and applicable Sub-Adviser, when positive, was reasonable in light of all the circumstances;

- that the Advisory Agreements (with respect to each Fund except the Analytic Fund and the Emerging Growth Fund) contains breakpoints, which will allow shareholders to realize economies of scale as the Funds' assets increase;

- that the Adviser and Sub-Advisers are experienced and possess significant experience in managing particular asset classes;

- that the Adviser and Sub-Advisers have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Funds, including the retention of personnel with relevant investment management experience; and

- that the Adviser and Sub-Advisers appear to have overall high quality in terms of their personnel, operations, investment management capabilities, and methodologies.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888-772-2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888-772-2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-11-045 09/2011



OLD MUTUAL®
Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2011

Old Mutual Analytic Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Equity Fund

TABLE OF CONTENTS

About This Report   1

Message to Shareholders   3

Management Discussion of Fund Performance
and Schedules of Investments

    Old Mutual Analytic Fund
        Class A (ANAEX), Class C (ANCEX), Class Z (ANDEX), Institutional Class (ANIEX)   4

    Old Mutual Copper Rock Emerging Growth Fund
        Class A (OMARX), Class Z (OMZRX), Institutional Class (OMIRX)   13

    Old Mutual International Equity Fund
        Class A (OMXAX), Class Z (OMXZX), Institutional Class (OMXIX)   19

Statements of Assets & Liabilities   30

Statements of Operations   31

Statements of Changes in Net Assets   32

Statement of Cash Flows   34

Financial Highlights   35

Notes to Financial Statements   38

Report of Independent Registered Public Accounting Firm   48

Notice to Shareholders   49

Proxy Voting and Portfolio Holdings   50

Fund Expenses Example   51

Board of Trustees and Officers of the Trust   52

Board Review and Approval of Investment
Management and Sub-Advisory Agreements   54

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free, at 888-772-2888, or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. Each of the Funds offers Class A, Class Z and Institutional Class shares. The Old Mutual Analytic Fund also offers Class C shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2011, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds.

Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2011 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") EAFE® Index assumes change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Citigroup 3-month Treasury Bill Index

The unmanaged Citigroup 3-month Treasury Bill Index measures monthly return equivalents of yield averages that are not marked to market. The 3-month Treasury Bill Index consists of the last three 3-month Treasury Bill issues.

MSCI EAFE Index

The unmanaged MSCI EAFE Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of June 2011, the MSCI EAFE Index consisted of the following 26 developed market country indexes: Australia, Austria, China, Cyprus, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

Russell 2500™ Growth Index

The unmanaged Russell 2500 Growth Index measures the performance of the small to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500 Index companies with higher price-to-book ratios and higher forecasted growth values.

Standard & Poor's 500®

The unmanaged Standard & Poor's 500 ("S&P 500") is a market value-weighted index that measures the performance of U.S. large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

Message to Shareholders

Dear Shareholder:

A little over a year ago, correlations spiked significantly, making stock picking quite difficult in the short term. It wasn't until September of 2010 that stock picking was rewarded again. A year later, the markets continue to face short-term volatility. Some speculate it is partially caused by the massive amount of news flooding the multi-faceted media at the rapid pace to which we are now accustomed.

During the course of the past twelve months, there have been few economic bright spots; however, investors have continued to oscillate between optimism and pessimism. Political turmoil in the Middle East, debt concerns in the Eurozone, an earthquake and tsunami in Japan, and political gridlock in the U.S. over the debt ceiling have all contributed to volatility and fluctuations in global markets. Despite all of these uncertainties, caution has prevailed and investors now appear more focused on stock fundamentals and are favoring higher quality companies with better earnings profiles, as opposed to the riskier assets that attracted investors during several periods over the last two years.

As we head into the last half of the year, the markets may well remain jittery and we will likely experience more volatility, but Old Mutual Capital and the sub-advisers to your Funds will closely monitor and evaluate the economic environment to best manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ANALYTIC FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

• For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Analytic Fund returned 13.75% at net asset value, while the S&P 500 returned 19.65% and the Citigroup 3-month Treasury Bill Index returned 0.13%.

• Option positions detracted from the overall performance of the Fund for the period but continued to lower overall Fund risk.

• Sectors that detracted from performance included consumer discretionary, industrials and utilities. Information technology, health care and telecommunications services were among the sectors that contributed positively to performance.

• Long positions in Apple, Marathon Oil (no longer a Fund holding) and Netflix were among the top contributors for the period.

• Among the top detractors for the period were a long position in SUPERVALU (no longer a Fund holding) and short positions in Liberty Media (no longer a Fund holding) and Ciena.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2011, Class A shares of the Old Mutual Analytic Fund (the "Fund") returned 13.75% at net asset value, while the S&P 500 returned 19.65% and the Citigroup 3-month Treasury Bill Index returned 0.13%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past year?

A. The nearly double-digit returns posted by the majority of global equity markets during the beginning of the fiscal year obscured the underlying volatility that market participants were experiencing. There was a sharp shift during the month of August 2010, which was largely reversed before the end of the third quarter of 2010, continuing the tendency for shifts in market sentiment, which occur when markets are struggling to handicap the strength and persistence of a sluggish economy. Central banks around the world — including those in Japan, Europe and the U.S. — responded to the shift by addressing the fact that they were committed to a second round of monetary easing measures. Investors then focused on the potential for growth in 2011 and began bidding up riskier stocks, which drove the markets up in a December rally that was aided by President Obama's announcement to extend the Bush-era tax rates.

During the first quarter of 2011, excluding the month-end escalation in January due to the turmoil in Egypt, volatility continued to decline on the back of positive economic news and earnings growth. However, the term "risk on/risk off" dominated once again, with stocks moving in response to macro events and rising and falling as investors appeared to become concerned about economic growth, turmoil in the Middle East, European debt issues, and the impact of Japan's earthquake. After positive gains in April 2011, the market dwindled down to negative territory, as job growth continued to struggle and consumer confidence started waning. Concerns over the impending Greek default and its possible repercussions in the global banking system weighed heavily on U.S. markets and caused global markets to decline over the course of May and June. Markets eventually picked up in July, after European Union leaders promised to help Greece — provided that the Greek parliament enacts certain austerity measures.

Q. Which market factors influenced the Fund's relative performance?

A. The equity portion of the Fund added to total return during the fiscal period, but was flat relative to the S&P 500. Overweight exposures to certain factors, such as price momentum and relative earnings yield, performed well, as did an overweight to predicted earnings-to-price ratios. In addition, negative exposures to companies with above-average projected earnings growth and attractive Consumer Price Index beta contributed positively to performance for the period, as investors penalized these characteristics. Positive exposure to companies with above-average return on equity and attractive profit margins detracted from performance for the period, as investors penalized these measures. Negative exposure to companies with high sales-per-share volatility and growth in market also dampened performance, as investors rewarded these measures.

Option positions detracted from the overall performance of the Fund for the period, as the market continued to climb, but the positions continued to lower the overall risk of the Fund. While calls written on the S&P 500 and the AMEX Natural Gas Index added value, they were not able to overcome the performance of calls written on the S&P 100, S&P Small Cap 600 Index and Russell 2000 Index, which subtracted value during the fiscal period.

The global asset allocation overlay portion of the Fund was removed in September 2010. This component added value for the months it was implemented during the period.

Q. How did portfolio composition affect Fund performance?

A. Sectors that detracted from performance included consumer discretionary, industrials and utilities. Information technology, health care and telecommunications services were among the sectors that contributed positively to performance.

Long positions in Apple, Marathon Oil (no longer a Fund holding) and Netflix were among the top contributors for the period. Apple, a designer and manufacturer of computer hardware and software, saw its shares climb as the computer giant began offering new versions of its MacBook Air laptops and released a new version of the Mac mini. The company also benefited from anticipation surrounding new versions of its iPad and iPhone, which are expected to be released later in 2011. Marathon Oil, an oil exploration and production company, experienced an increase in share price on an announcement during the middle of the period that it would be splitting off its refinery and pipeline operations into a separate stand-alone company. Netflix, an Internet subscription service that streams television shows and movies, contributed positively following the company's expansion into Canada, and also as a result of news that in late 2011 it will be launching its service in over 40 countries, including countries in South and Central America, as well as the Caribbean.

Among the top detractors for the period were a long position in SUPERVALU (no longer a Fund holding) and short positions in Liberty Media (no longer a Fund holding) and Ciena. SUPERVALU, a supermarket operator, saw its shares fall on news that the company, which owns large supermarket chains like Albertsons and Shaws, reported an eleventh straight quarter of declining same-store sales. Liberty Media, a media conglomerate, saw its share price rise due to the completion of a merger between Liberty Entertainment, a division of Liberty Media, and DIRECTV. Liberty Entertainment is now a wholly owned subsidiary of DIRECTV (Holdings), a new public holding company. Ciena, a provider of communications networking equipment, software and services, experienced an increase in share price after an announcement that Russian telecommunications operator FORATEC selected Ciena to aid in building out telecommunications within Russia's Urals region.

It is important to note that the Fund is involved in the investment of derivative instruments. A derivative is a contract whose value is based on the performance of an underlying financial asset, index or other investment. Derivative use poses risks different from, or greater than, those associated with a direct investment in the securities underlying the Fund's Index.

Q. What is the investment outlook for the U.S. large-cap stock market?

A. Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, intends to continue to emphasize stocks with attractive cash flow-to-price ratios. Analytic also intends to focus on select companies with above-average asset utilization, while de-emphasizing companies with higher-than-average analyst dispersion. Analytic further anticipates continuing to seek to emphasize companies with above-average price momentum, while moving away from companies with above-average Consumer Price Index beta.

Analytic's process is based on the fundamental belief that there is persistency in the types of characteristics investors prefer. If this holds going forward, Analytic believes the Fund should benefit from being properly positioned toward stocks with characteristics favored by investors.

Top Ten Holdings as of July 31, 2011*	
Apple	5.3%
Chevron	4.0%
Wells Fargo	3.2%
AT&T	3.1%
ConocoPhillips	3.1%
Amgen	2.7%
Cardinal Health	2.5%
Ford Motor Company	2.4%
Lockheed Martin	2.3%
Coca-Cola Enterprises	2.3%
As a % of Total Fund Investments	30.9%

* Top Ten Holdings are all long positions.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	7.21%	(4.79)%	n/a	(2.00)%
Class A without load	03/31/05	13.75%	(3.65)%	n/a	(1.08)%
Class C with load	03/31/05	11.92%	(4.35)%	n/a	(1.80)%
Class C without load	03/31/05	12.92%	(4.35)%	n/a	(1.80)%
Class Z	07/01/78	14.16%	(3.40)%	1.52%	8.48%[1]
Institutional Class	12/09/05[2]	14.04%	(3.40)%	n/a	(2.62)%
S&P 500	07/01/78	19.65%	2.39%	2.61%	11.42%
Citigroup 3-month Treasury Bill Index	07/01/78	0.13%	1.78%	1.98%	5.58%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 23, 2010 prospectus) are 2.18% and 1.79%; 2.82% and 2.54%; 1.59% and 1.53%; and 2.75% and 1.42%, respectively.

On December 9, 2005, Old Mutual Analytic Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 2001 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings* as of July 31, 2011 — % of Total Fund Investments



* Sector weightings include only long positions.

Schedule of Investments

As of July 31, 2011

Description	Shares	Value (000)
Common Stock — 122.3%		
Aerospace/Defense — 2.8%		
Lockheed Martin (B)	25,299	$ 1,916
Total Aerospace/Defense		1,916
Agricultural Operations — 0.6%		
Bunge	6,233	429
Total Agricultural Operations		429
Airlines — 1.1%		
Southwest Airlines	33,508	334
United Continental Holdings*	22,870	414
Total Airlines		748
Applications Software — 0.1%		
Microsoft (B)	3,162	87
Total Applications Software		87
Auto/Truck Parts & Equipment-Original — 1.2%		
TRW Automotive Holdings* (B)	16,620	839
Total Auto/Truck Parts & Equipment-Original		839
Auto-Cars/Light Trucks — 3.0%		
Ford Motor Company* (B)	165,453	2,020
Total Auto-Cars/Light Trucks		2,020
Beverages-Non-Alcoholic — 3.3%		
Coca-Cola	5,524	375
Coca-Cola Enterprises (B)	67,689	1,903
Total Beverages-Non-Alcoholic		2,278
Beverages-Wine/Spirits — 0.2%		
Constellation Brands, Cl A*	6,607	135
Total Beverages-Wine/Spirits		135
Building & Construction Products-Miscellaneous — 0.5%		
Owens Corning*	9,453	336
Total Building & Construction Products-Miscellaneous		336
Building-Heavy Construction — 0.8%		
Chicago Bridge & Iron, Cl Y	12,628	521
Total Building-Heavy Construction		521
Cable TV — 0.5%		
Charter Communications, Cl A*	333	18
DIRECTV, Cl A*	6,801	345
Total Cable TV		363
Cellular Telecommunications — 0.5%		
MetroPCS Communications* (B)	20,393	332
Total Cellular Telecommunications		332

Description	Shares	Value (000)
Chemicals-Diversified — 2.2%		
Dow Chemical	1,119	$ 39
E.I. du Pont de Nemours (B)	14,738	758
LyondellBasell Industries, Cl A	17,441	688
Total Chemicals-Diversified		1,485
Commercial Banks-Eastern US — 0.1%		
M&T Bank	1,236	107
Total Commercial Banks-Eastern US		107
Commercial Services-Finance — 1.0%		
Western Union	36,651	711
Total Commercial Services-Finance		711
Computer Aided Design — 0.9%		
Autodesk*	18,131	624
Total Computer Aided Design		624
Computer Services — 3.7%		
Cognizant Technology Solutions, Cl A* (B)	22,025	1,539
International Business Machines (B)	5,579	1,014
Total Computer Services		2,553
Computers — 6.5%		
Apple* (B)	11,408	4,455
Total Computers		4,455
Computers-Memory Devices — 1.6%		
NetApp*	22,558	1,072
Total Computers-Memory Devices		1,072
Cruise Lines — 0.6%		
Royal Caribbean Cruises*	13,412	411
Total Cruise Lines		411
Distribution/Wholesale — 1.5%		
Fossil*	3,732	469
WESCO International*	11,249	570
Total Distribution/Wholesale		1,039
Diversified Banking Institutions — 3.3%		
Citigroup (B)	28,378	1,088
JPMorgan Chase (B)	29,046	1,175
Total Diversified Banking Institutions		2,263
Diversified Manufacturing Operations - 1.9%		
Eaton	17,295	829
General Electric	20,211	362
Parker Hannifin	1,134	90
Total Diversified Manufacturing Operations		1,281

SCHEDULE OF INVESTMENTS

As of July 31, 2011

Description	Shares	Value (000)
Diversified Operations — 0.9%		
Leucadia National*	17,389	$ 585
Total Diversified Operations		585
E-Commerce/Services — 4.4%		
eBay* (B)	41,331	1,353
Netflix*	127	34
priceline.com* (B)	2,976	1,600
Total E-Commerce/Services		2,987
Electric Products-Miscellaneous — 0.0%		
Molex	713	17
Total Electric Products-Miscellaneous		17
Electric-Generation — 0.1%		
AES*	3,894	48
Total Electric-Generation		48
Electric-Integrated — 4.5%		
CMS Energy	52,787	1,010
Constellation Energy Group	220	9
Entergy	11,151	745
FirstEnergy	15,195	678
Progress Energy	1,011	47
Westar Energy	21,458	554
Total Electric-Integrated		3,043
Electronic Components-Miscellaneous — 2.1%		
Jabil Circuit (B)	8,528	156
Vishay Intertechnology* (B)	91,458	1,260
Total Electronic Components-Miscellaneous		1,416
Electronic Components-Semiconductors — 2.1%		
Fairchild Semiconductor International, Cl A* (B)	57,763	867
Intel (B)	24,397	545
Total Electronic Components-Semiconductors		1,412
Electronic Parts Distribution — 2.0%		
Arrow Electronics* (B)	38,594	1,341
Total Electronic Parts Distribution		1,341
Engineering/R&D Services — 0.9%		
URS* (B)	15,134	618
Total Engineering/R&D Services		618
Enterprise Software/Services — 1.0%		
Oracle	22,577	690
Total Enterprise Software/Services		690
Finance-Credit Card — 0.5%		
Discover Financial Services	12,935	331
Total Finance-Credit Card		331

Description	Shares	Value (000)
Finance-Other Services — 0.3%		
NASDAQ OMX Group*	5,659	$ 136
NYSE Euronext	1,612	54
Total Finance-Other Services		190
Financial Guarantee Insurance — 0.5%		
Assured Guaranty	4,142	59
MBIA*	29,881	275
Total Financial Guarantee Insurance		334
Food-Meat Products — 1.2%		
Smithfield Foods*	30,597	674
Tyson Foods, Cl A (B)	9,062	159
Total Food-Meat Products		833
Food-Retail — 0.6%		
Whole Foods Market	5,950	397
Total Food-Retail		397
Gold Mining — 0.0%		
Newmont Mining	662	37
Total Gold Mining		37
Investment Companies — 0.0%		
Ares Capital	2,292	37
Total Investment Companies		37
Investment Management/Advisory Services — 0.9%		
BlackRock	3,509	626
Total Investment Management/Advisory Services		626
Machinery-Construction & Mining — 0.4%		
Caterpillar	2,835	280
Total Machinery-Construction & Mining		280
Medical Products — 2.8%		
Covidien	6,143	312
Johnson & Johnson (B)	24,863	1,611
Total Medical Products		1,923
Medical-Biomedical/Genetics — 5.7%		
Alexion Pharmaceuticals*	3,878	220
Amgen* (B)	41,155	2,251
Biogen Idec* (B)	9,864	1,005
Gilead Sciences*	9,729	412
Total Medical-Biomedical/Genetics		3,888
Medical-Drugs — 0.4%		
Pfizer	14,536	280
Total Medical-Drugs		280
Medical-Generic Drugs — 0.1%		
Mylan*	2,606	59
Total Medical-Generic Drugs		59

Description	Shares	Value (000)
Medical-HMO — 0.7%		
UnitedHealth Group (B)	9,046	$ 449
Total Medical-HMO		449
Medical-Wholesale Drug Distributors — 5.5%		
AmerisourceBergen (B)	43,081	1,650
Cardinal Health (B)	47,437	2,076
McKesson	131	11
Total Medical-Wholesale Drug Distributors		3,737
Metal-Copper — 1.6%		
Freeport-McMoRan Copper & Gold (B)	21,027	1,114
Total Metal-Copper		1,114
Multimedia — 2.5%		
Viacom, Cl B (B)	34,649	1,678
Total Multimedia		1,678
Non-Hazardous Waste Disposal — 0.9%		
Waste Management	18,844	593
Total Non-Hazardous Waste Disposal		593
Oil & Gas Drilling — 0.7%		
Patterson-UTI Energy (B)	13,822	450
Total Oil & Gas Drilling		450
Oil Companies-Exploration & Production — 0.3%		
Apache (B)	1,636	202
Total Oil Companies-Exploration & Production		202
Oil Companies-Integrated — 13.0%		
Chevron (B)	32,000	3,329
ConocoPhillips (B)	36,003	2,592
Exxon Mobil	3,657	292
Marathon Petroleum* (B)	31,424	1,376
Murphy Oil (B)	20,495	1,316
Total Oil Companies-Integrated		8,905
Oil Refining & Marketing — 1.3%		
Tesoro*	13,415	326
Valero Energy	21,526	541
Total Oil Refining & Marketing		867
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	11,773	398
Travelers (B)	1,344	74
Total Property/Casualty Insurance		472
Real Estate Operation/Development — 0.3%		
Forest City Enterprises, Cl A*	9,847	177
Total Real Estate Operation/Development		177
REITs-Diversified — 0.9%		
Weyerhaeuser (B)	29,751	595
Total REITs-Diversified		595

Description	Shares	Value (000)
REITs-Office Property — 1.3%		
SL Green Realty	11,186	$ 917
Total REITs-Office Property		917
Rental Auto/Equipment — 0.0%		
Aaron's	702	18
Total Rental Auto/Equipment		18
Retail-Computer Equipment — 1.1%		
Gamestop, Cl A*	33,447	789
Total Retail-Computer Equipment		789
Retail-Consumer Electronics — 0.0%		
Best Buy (B)	1,191	33
Total Retail-Consumer Electronics		33
Retail-Regional Department Store — 0.5%		
Dillard's, Cl A	5,350	301
Macy's	1,260	36
Total Retail-Regional Department Store		337
Retail-Restaurants — 0.1%		
Chipotle Mexican Grill, Cl A*	272	88
Total Retail-Restaurants		88
Retail-Sporting Goods — 0.2%		
Dick's Sporting Goods*	3,432	127
Total Retail-Sporting Goods		127
Semiconductor Components-Integrated Circuits — 0.5%		
Analog Devices	10,228	352
Total Semiconductor Components-Integrated Circuits		352
Super-Regional Banks-US — 7.4%		
Capital One Financial (B)	31,177	1,490
Huntington Bancshares	107,037	647
US Bancorp	9,903	258
Wells Fargo (B)	96,206	2,688
Total Super-Regional Banks-US		5,083
Telecommunications Services — 1.4%		
Virgin Media (B)	36,100	955
Total Telecommunications Services		955
Telephone-Integrated — 3.9%		
AT&T (B)	90,099	2,636
Total Telephone-Integrated		2,636
Tobacco — 3.9%		
Lorillard (B)	9,826	1,044
Philip Morris International (B)	22,932	1,632
Total Tobacco		2,676

Schedule of Investments

As of July 31, 2011

Description	Shares	Value (000)
Transportation-Services — 2.0%		
FedEx (B)	15,623	$ 1,357
Total Transportation-Services		1,357
Vitamins & Nutrition Products — 0.9%		
Herbalife	10,775	600
Total Vitamins & Nutrition Products		600
Web Portals/ISP — 1.3%		
Google, Cl A*	1,424	860
Total Web Portals/ISP		860
Wireless Equipment — 0.1%		
Qualcomm	762	42
Total Wireless Equipment		42
Total Common Stock (Cost $78,035)		83,486
Affiliated Mutual Fund — 0.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	594,282	594
Total Affiliated Mutual Fund (Cost $594)		594
Total Investments — 123.2% (Cost $78,629)		84,080
Securities Sold Short — (20.5)%		
Auto-Cars/Light Trucks — (1.2)%		
Tesla Motors*	(28,656)	(807)
Total Auto-Cars/Light Trucks		(807)
Auto-Medium & Heavy Duty Trucks — (0.1)%		
Oshkosh*	(3,442)	(85)
Total Auto-Medium & Heavy Duty Trucks		(85)
Beverages-Wine/Spirits — (0.1)%		
Central European Distribution*	(8,442)	(82)
Total Beverages-Wine/Spirits		(82)
Building-Residential/Commercial — (1.9)%		
MDC Holdings	(57,566)	(1,302)
Total Building-Residential/Commercial		(1,302)
Cellular Telecommunications — (0.8)%		
Leap Wireless International*	(38,435)	(517)
Total Cellular Telecommunications		(517)
Commercial Services — (0.2)%		
Iron Mountain	(5,213)	(165)
Total Commercial Services		(165)
Computers-Integrated Systems — (0.6)%		
Diebold	(12,756)	(386)
Total Computers-Integrated Systems		(386)

Description	Shares	Value (000)
Diversified Banking Institution — (0.4)%		
Morgan Stanley	(11,241)	$ (250)
Total Diversified Banking Institution		(250)
Electronic Components-Semiconductors — (2.3)%		
Cree*	(26,334)	(865)
Intersil, Cl A	(41,897)	(505)
Rambus*	(14,251)	(198)
Total Electronic Components-Semiconductors		(1,568)
Hotels & Motels — (0.4)%		
Choice Hotels International	(9,418)	(287)
Total Hotels & Motels		(287)
Medical Instruments — (0.7)%		
Thoratec*	(13,954)	(470)
Total Medical Instruments		(470)
Medical-Biomedical/Genetics — (2.2)%		
Dendreon*	(18,859)	(696)
Human Genome Sciences*	(38,250)	(804)
Total Medical-Biomedical/Genetics		(1,500)
Multi-line Insurance — (0.6)%		
Genworth Financial, Cl A*	(46,395)	(386)
Total Multi-line Insurance		(386)
Oil Companies-Exploration & Production — (2.6)%		
Forest Oil*	(34,738)	(903)
Range Resources	(13,313)	(868)
Total Oil Companies-Exploration & Production		(1,771)
Pipelines — (1.6)%		
Spectra Energy	(41,345)	(1,117)
Total Pipelines		(1,117)
REITs-Office Property — (0.8)%		
Douglas Emmett	(27,905)	(558)
Total REITs-Office Property		(558)
S&L/Thrifts-Eastern US — (1.7)%		
Hudson City Bancorp	(143,903)	(1,187)
Total S&L/Thrifts-Eastern US		(1,187)
Telecommunications Equipment — (0.6)%		
Tellabs	(90,638)	(375)
Total Telecommunications Equipment		(375)
Telecommunications Equipment-Fiber Optics — (0.3)%		
Ciena*	(15,335)	(237)
Total Telecommunications Equipment-Fiber Optics		(237)

Description	Shares/ Contracts	Value (000)
Television — (0.7)%		
Central European Media Enterprises, Cl A*	(25,624)	$ (490)
Total Television		(490)
Theaters — (0.7)%		
Regal Entertainment Group, Cl A	(36,641)	(469)
Total Theaters		(469)
Total Securities Sold Short (Proceeds received $(14,703))		(14,009)
Written Option Contracts — (2.8)%		
Call Options — (2.7)%		
Russell 2000 Index		
August 2011, 100 Call		
Strike Price: $810	(40)	(60)
S&P 100 Index		
August 2011, 100 Call		
Strike Price: $565	(625)	(1,625)
S&P 400 MidCap Index		
August 2011, 100 Call		
Strike Price: $940	(30)	(84)
S&P 500 Index		
August 2011, 100 Call		
Strike Price: $395	(180)	(13)
S&P 600 Index		
August 2011, 100 Call		
Strike Price: $440	(45)	(23)
Total Call Options		(1,805)
Put Option — (0.1)%		
S&P 500 Index		
August 2011, 100 Put		
Strike Price: $310	(15)	(58)
Total Put Option		(58)
Total Written Option Contracts (Proceeds received $(2,095))		(1,863)
Other Assets and Liabilities, Net — 0.1%		53
Total Net Assets — 100.0%		$ 68,261

For descriptions of abbreviations and footnotes, please refer to page 28.

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2011

Other Information:

The Old Mutual Analytic Fund invested in various derivative instruments during the year ended July 31, 2011. The primary types of risk associated with these derivative instruments are equity risk and foreign exchange risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair values and the location of derivative instruments on the Statements of Assets and Liabilities as of July 31, 2011 by risk category are as follows (000):

Derivatives not designated as hedging instruments, carried at fair value	Liability Derivatives	Fair Value
Equity contracts	Written Option Contracts, at Value	$(1,863)
Total		$(1,863)

The effects of derivative instruments on the Statement of Operations for the year ended July 31, 2011 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity contracts	$216	$—	$(209)	$(3,585)	$(3,578)
Foreign exchange contracts	—	6	—	—	6
Total	$216	$ 6	$(209)	$(3,585)	$(3,572)

Changes in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity contracts	$78	$ —	$40	$646	$ 764
Foreign exchange contracts	—	107	—	—	107
Total	$78	$107	$40	$646	$ 871

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 83,486	$—	$—	$ 83,486
Affiliated Mutual Fund	594	—	—	594
Securities Sold Short				
Securities Sold Short	(14,009)	—	—	(14,009)
Other Financial Instruments				
Written Option Contracts	(1,863)	—	—	(1,863)
Total Investments	$ 68,208	$—	$—	$ 68,208

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual Copper Rock Emerging Growth Fund

Management Overview (Unaudited)

Sub-Adviser: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2011, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") outperformed its benchmark, the Russell 2500 Growth Index (the "Index"). The Fund's Class A shares posted a 41.40% return at net asset value versus a 30.39% return for the Index. Performance for all share classes can be found on page 15.

Q. What investment environment did the Fund face during the past year?

A. Over the past fiscal year the markets remained relatively volatile, though not as pronounced as the levels of volatility seen in 2008 and early 2010. By the beginning of the fourth quarter of 2010, correlations began falling and markets started to reward stocks with good earnings. The global economic picture appeared more stable by the end of 2010, but the first and second quarters of 2011 left investors with lingering concerns over the stability of the U.S. economy, along with a seemingly deep fear of another global recession. Political turmoil in the Middle East impacted the markets during the first quarter of 2011, driving oil prices to three-year highs and rekindling fears of inflation on a global basis. The markets, however, appeared to generally absorb these fears by responding positively to the stimulus created by low interest rates supported by the U.S. Federal Reserve Board. The global markets were then roiled by the earthquake and tsunami in Japan in March 2011. Despite these conditions, investors appeared increasingly willing to take on more risk and small-capitalization stocks rallied strongly, once again led by strong fundamentals.

Economic volatility resurfaced strongly in April 2011, however, as U.S. investors grew more anxious about an impending reversal in the economy. Throughout much of the second quarter of 2011, the familiar "risk-on/risk-off" trading perpetuated the market in response to the impact of global news, disappointing employment figures, and the general economic outlook in the U.S. As a result, growth sectors like technology lagged, and traditional defensive sectors like consumer staples, utilities, and telecommunications led the market's return. A swift decline in oil prices also hurt the energy sector, in aggregate, but gave some much-needed relief to consumers.

The start of the third quarter of 2011 was no different. The contentious debate over the U.S. government's ability to reach an agreement on the debt ceiling, weak employment figures, and more sovereign credit concerns in Europe erased many of the market's recent gains.

Q. Which market factors influenced the Fund's relative performance?

A. Over the fiscal year ended July 31, 2011, the Fund outperformed the Index by a wide margin due to strong stock selection broadly across the portfolio. Contribution was particularly positive from a handful of consumer staples, health care and consumer discretionary holdings. Performance in the information technology sector was strong at the end of 2010, but the sector lagged both the Index and the Fund during 2011.

Q. How did portfolio composition affect Fund performance?

A. The consumer discretionary, health care and industrials sectors contributed most positively to performance, while stock selection in the telecommunications services, materials and information technology sectors detracted the most from performance.

Green Mountain Coffee Roasters, Lululemon Athletica and Shutterfly were among the top contributors for the period. Green Mountain Coffee Roasters, a specialty coffee and coffeemaker business, has held steady for several quarters, and solid fundamentals and earnings were rewarded during the period. The company reported a strong 2010 holiday quarter, with better-than-expected brewer and K-cup sales. The report was followed by the company signing a distribution agreement with Dunkin' Donuts and then a partnership agreement with Starbucks, both of which are anticipated to be highly incremental to sales. Lululemon Athletica, a designer and retailer of athletic apparel, continued to demonstrate strong sales momentum and revenue growth for the annual period ending April 2011. Shutterfly, an online marketplace to share, print and preserve digital photos, contributed to performance during the fiscal period. Shutterfly also offers users the ability to customize prints, design greeting cards, photo books and other similar products, and commands a growing leadership position. Almost 50% of the company's business generally occurs in the final quarter of the year due to the holiday season,

Performance Highlights

- *For the fiscal year ended July 31, 2011, the Old Mutual Copper Rock Emerging Growth Fund outperformed its benchmark, the Russell 2500 Growth Index. The Fund's Class A shares posted a 41.40% return at net asset value versus a 30.39% return for the Index.*
- *The consumer discretionary, health care and industrials sectors contributed most positively to performance, while stock selection in the telecommunications services, materials and information technology sectors detracted the most from performance.*
- *Green Mountain Coffee Roasters, Lululemon Athletica and Shutterfly were among the top contributors for the period.*
- *DG FastChannel, GSI Commerce and Sykes Enterprises (all of which are no longer Fund holdings) were among the top detractors for the period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Top Ten Holdings
as of July 31, 2011

Green Mountain Coffee Roasters	3.7%
Cooper	3.4%
SXC Health Solutions	2.4%
Rovi	2.2%
Fossil	2.0%
athenahealth	1.9%
Roper Industries	1.9%
Abercrombie & Fitch, Cl A	1.9%
Albemarle	1.9%
AMETEK	1.9%
As a % of Total Fund Investments	23.2%

and, as a result, it reported very strong 2010 fourth-quarter results and better-than-consensus guidance for 2011. In addition, Shutterfly announced the acquisition of the high-end private company, TinyPrints.com, which Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser, expects to be moderately accretive.

DG FastChannel, GSI Commerce and Sykes Enterprises (all of which are no longer Fund holdings) were among the top detractors for the period. DG FastChannel, a provider of digital technology services, pre-announced negative third-quarter results at the end of August 2010, just three weeks after reporting very strong second-quarter results. Copper Rock expected similar strong results for the third quarter, so this pre-announcement was surprising. Copper Rock exited the stock, as the Fund's investment thesis was broken, but the stock's extreme performance in this short period impacted the Fund over the fiscal year. GSI Commerce, an e-commerce and interactive marketing services provider, acquired Rue La La, a private sale business, which was growing rapidly and was different than GSI Commerce's core e-commerce business. GSI Commerce's core e-commerce business continued to perform better than expected, although the Rue La La business grew slightly below Copper Rock's expectations and had higher associated expenses than anticipated. As a result, Copper Rock's earnings forecasts started to come down despite good performance from the e-commerce business line and Copper Rock exited the stock. Subsequent to the sale of the stock, eBay purchased the e-commerce portion of GSI Commerce but did not acquire the Rue La La business line. Sykes Enterprises, a provider of outsourced customer contact management solutions, detracted from performance. Sykes Enterprises lowered guidance amidst weakness from its business operations outside the U.S., as regions like Europe continued to face economic pressure and uncertainty over a global recovery. Copper Rock then exited the position.

Q. What is the investment outlook for the small-cap growth market?

A. By the beginning of the fourth quarter of 2010, the markets started to normalize and reward stock picking. Presently, Copper Rock continues to believe that companies with superior earnings growth are being rewarded, even though the markets may face short-term volatility caused by the sheer pace and amount of economic news flooding the media. Copper Rock believes the ongoing focus in the markets will be on earnings and superior earnings growers — those companies with unique and differentiated products in the marketplace and those that can support or fund their growth in a modest to slower growth economy. Copper Rock feels that its strength is building a portfolio of such companies.

The Fund is positioned to take advantage of growth opportunities broadly across all sectors and has overweight positions relative to the Index in the health care, consumer staples, consumer discretionary, and industrials sectors. Exposure to the information technology sector has been reduced, as it has become difficult to define which of the highest quality companies will be the greatest beneficiaries. Copper Rock continues to look for attractive ideas that are benefiting from the proliferation of connected devices and data mobility/cloud technology. However, the team has continued to find new ideas in other sectors that were previously underweight, such as health care. Copper Rock continues to identify both services and products that are not affected by reimbursement risk, but rather are benefiting from the regulation created by the Health Care Reform Act.

Copper Rock will remain patient in its execution and move forward with its fundamentals-first approach to identifying growth stocks that can deliver superior earnings growth.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2011

	Inception Date[1]	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	07/29/05	33.33%	3.15%	3.49%
Class A without load	07/29/05	41.40%	4.38%	4.51%
Class Z	12/09/05	41.68%	4.62%	4.24%
Institutional Class	07/29/05	42.05%	4.86%	4.98%
Russell 2500 Growth Index	07/29/05	30.39%	6.89%	6.12%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%. Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 23, 2010 prospectus) are 2.38% and 1.68%; 1.52% and 1.43%; and 1.23% and 1.23%, respectively.

[1] The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A and Institutional Class shares on the inception date of 7/29/05 to an investment made in unmanaged securities index on that date. Performance for the Fund's Class Z shares will vary due to differences in sales charges and expenses. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2011 — % of Total Fund Investments



OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2011

Description	Shares	Value (000)
Common Stock — 97.9%		
Aerospace/Defense — 1.7%		
TransDigm Group*	9,242	$ 832
Total Aerospace/Defense		832
Aerospace/Defense-Equipment — 1.7%		
BE Aerospace*	11,836	471
Kaman	10,805	385
Total Aerospace/Defense-Equipment		856
Agricultural Chemicals — 0.7%		
CF Industries Holdings	2,149	334
Total Agricultural Chemicals		334
Apparel Manufacturers — 1.8%		
Under Armour, Cl A*	12,110	889
Total Apparel Manufacturers		889
Applications Software — 0.5%		
NetSuite*	6,338	249
Total Applications Software		249
Auto/Truck Parts & Equipment-Original — 2.1%		
Tenneco*	10,678	427
Wabco Holdings*	9,666	609
Total Auto/Truck Parts & Equipment-Original		1,036
Beverages-Non-Alcoholic — 0.7%		
Hansen Natural*	4,510	346
Total Beverages-Non-Alcoholic		346
Chemicals-Specialty — 1.9%		
Albemarle	14,256	949
Total Chemicals-Specialty		949
Coffee — 3.8%		
Green Mountain Coffee Roasters*	18,181	1,890
Total Coffee		1,890
Commercial Services — 2.4%		
Acacia Research - Acacia Technologies*	13,100	562
HMS Holdings*	8,712	659
Total Commercial Services		1,221
Computers-Integrated Systems — 2.4%		
Micros Systems*	10,134	497
Riverbed Technology*	25,646	734
Total Computers-Integrated Systems		1,231
Computers-Memory Devices — 0.6%		
Fusion-IO*	10,099	299
Total Computers-Memory Devices		299

Description	Shares	Value (000)
Consulting Services — 1.6%		
Gartner*	21,785	$ 804
Total Consulting Services		804
Diagnostic Kits — 0.8%		
IDEXX Laboratories*	4,774	396
Total Diagnostic Kits		396
Distribution/Wholesale — 4.8%		
Fossil*	7,951	999
MWI Veterinary Supply*	6,588	587
WESCO International*	16,575	840
Total Distribution/Wholesale		2,426
E-Commerce/Products — 1.3%		
Shutterfly*	11,893	647
Total E-Commerce/Products		647
E-Commerce/Services — 0.7%		
OpenTable*	5,111	362
Total E-Commerce/Services		362
Electric Products-Miscellaneous — 1.9%		
AMETEK	22,157	942
Total Electric Products-Miscellaneous		942
Electronic Components-Semiconductors — 5.2%		
Cavium*	9,756	337
Entropic Communications*	39,213	262
Netlogic Microsystems*	6,985	241
Rovi*	21,260	1,126
Skyworks Solutions*	26,366	667
Total Electronic Components-Semiconductors		2,633
Filtration/Separation Products — 1.0%		
Polypore International*	7,235	492
Total Filtration/Separation Products		492
Finance-Consumer Loans — 0.9%		
Portfolio Recovery Associates*	5,351	433
Total Finance-Consumer Loans		433
Food-Retail — 0.4%		
Fresh Market*	6,304	224
Total Food-Retail		224
Footwear & Related Apparel — 1.3%		
CROCS*	21,330	668
Total Footwear & Related Apparel		668
Health Care Cost Containment — 1.0%		
ExamWorks Group*	22,754	498
Total Health Care Cost Containment		498

Schedule of Investments

As of July 31, 2011

Description	Shares	Value (000)
Home Furnishings — 1.2%		
Tempur-Pedic International*	8,254	$ 594
Total Home Furnishings		594
Human Resources — 1.5%		
51job ADR*	7,134	471
Korn/Ferry International*	12,208	263
Total Human Resources		734
Internet Application Software — 0.8%		
Vocus*	13,205	377
Total Internet Application Software		377
Internet Content-Information/News — 0.6%		
Dice Holdings*	23,473	324
Total Internet Content-Information/News		324
Internet Infrastructure Software — 0.7%		
TIBCO Software*	13,387	349
Total Internet Infrastructure Software		349
Internet Telephony — 0.5%		
Broadsoft*	9,404	275
Total Internet Telephony		275
Investment Management/Advisor Services — 1.8%		
Affiliated Managers Group*	8,769	915
Total Investment Management/Advisor Services		915
Machinery-Construction & Mining — 1.6%		
Astec Industries*	9,859	370
Joy Global	4,862	457
Total Machinery-Construction & Mining		827
Machinery-General Industry — 4.7%		
Gardner Denver	8,932	762
Robbins & Myers	13,747	663
Roper Industries	11,802	963
Total Machinery-General Industry		2,388
Machinery-Pumps — 0.9%		
Graco	10,564	464
Total Machinery-Pumps		464
Medical Information Systems — 1.9%		
athenahealth*	16,464	968
Total Medical Information Systems		968
Medical Instruments — 0.7%		
DexCom*	23,589	334
Total Medical Instruments		334

Description	Shares	Value (000)
Medical Products — 5.0%		
Cooper	22,639	$ 1,731
Zoll Medical*	11,510	802
Total Medical Products		2,533
Medical-HMO — 0.9%		
Amerigroup*	8,093	445
Total Medical-HMO		445
Medical-Outpatient/Home Medicine — 1.0%		
Air Methods*	7,510	526
Total Medical-Outpatient/Home Medicine		526
Networking Products — 0.7%		
Acme Packet*	6,209	366
Total Networking Products		366
Oil Companies-Exploration & Production — 4.1%		
Brigham Exploration*	16,903	538
Cabot Oil & Gas	8,798	652
Oasis Petroleum*	17,303	511
Rosetta Resources*	6,961	360
Total Oil Companies-Exploration & Production		2,061
Oil Field Machinery & Equipment — 1.5%		
Lufkin Industries	9,513	775
Total Oil Field Machinery & Equipment		775
Oil-Field Services — 3.0%		
CARBO Ceramics	5,733	895
Core Laboratories	2,453	267
Key Energy Services*	17,319	337
Total Oil-Field Services		1,499
Patient Monitoring Equipment — 0.7%		
Insulet*	16,939	333
Total Patient Monitoring Equipment		333
Pharmacy Services — 3.8%		
Catalyst Health Solutions*	11,217	735
SXC Health Solutions*	18,895	1,193
Total Pharmacy Services		1,928
Physician Practice Management — 1.5%		
IPC The Hospitalist*	16,440	744
Total Physician Practice Management		744
Retail-Apparel/Shoe — 2.9%		
Abercrombie & Fitch, Cl A	13,039	953
Lululemon Athletica*	8,503	515
Total Retail-Apparel/Shoe		1,468

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2011

Description	Shares	Value (000)
Retail-Gardening Products — 1.3%		
Tractor Supply	9,973	$ 657
Total Retail-Gardening Products		657
Retail-Miscellaneous/Diversified — 0.6%		
Pricesmart	4,821	282
Total Retail-Miscellaneous/Diversified		282
Retail-Perfume & Cosmetics — 1.4%		
Ulta Salon Cosmetics & Fragrance*	11,347	715
Total Retail-Perfume & Cosmetics		715
Retail-Restaurants — 0.7%		
Chipotle Mexican Grill, Cl A*	1,097	356
Dunkin' Brands Group*	609	18
Total Retail-Restaurants		374
Retail-Vitamins/Nutrient Supplements — 1.4%		
Vitamin Shoppe*	15,874	691
Total Retail-Vitamins/Nutrient Supplements		691
Seismic Data Collection — 1.4%		
OYO Geospace*	6,793	689
Total Seismic Data Collection		689
Semiconductor Components-Integrated Circuits — 1.0%		
Atmel*	41,158	498
Total Semiconductor Components-Integrated Circuits		498
Semiconductor Equipment — 1.0%		
Ultratech*	20,023	528
Total Semiconductor Equipment		528
Transactional Software — 3.2%		
Solera Holdings	5,678	317
Synchronoss Technologies*	21,674	634
VeriFone Systems*	16,208	638
Total Transactional Software		1,589
Transportation-Rail — 1.2%		
Kansas City Southern*	10,140	602
Total Transportation-Rail		602
Transport-Services — 0.6%		
Hub Group, Cl A*	9,125	324
Total Transport-Services		324
Vitamins & Nutrition Products — 0.9%		
Herbalife	7,910	441
Total Vitamins & Nutrition Products		441
Total Common Stock (Cost $36,414)		49,274

Description	Shares	Value (000)
Investment Company — 2.3%		
Growth-Mid Cap — 1.5%		
iShares Russell Midcap Growth Index Fund	12,571	$ 747
Total Growth-Mid Cap		747
Growth-Small Cap — 0.8%		
iShares Russell 2000 Growth Index Fund	4,343	396
Total Growth-Small Cap		396
Total Investment Company (Cost $1,205)		1,143
Affiliated Mutual Fund — 0.5%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	262,420	262
Total Affiliated Mutual Fund (Cost $262)		262
Total Investments — 100.7% (Cost $37,881)		50,679
Other Assets and Liabilities, Net — (0.7)%		(328)
Total Net Assets — 100.0%		$ 50,351

For descriptions of abbreviations and footnotes, please refer to page 28.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$49,274	$—	$—	$49,274
Investment Company	1,143	—	—	1,143
Affiliated Mutual Fund	262	—	—	262
Total Investments	$50,679	$—	$—	$50,679

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2011, the Old Mutual International Equity Fund (the "Fund") outperformed its benchmark, the MSCI EAFE Index (the "Index"). The Fund's Class A shares posted a 19.24% return at net asset value versus a 17.17% return for the Index. Performance for all share classes can be found on page 21.

Q. What investment environment did the Fund face during the past year?

A. Non-U.S. markets were in notably positive territory for the trailing fiscal period, as stronger gains in the second half of 2010 gave way to more muted performance in 2011. In the latter part of 2010, investors largely overlooked concerns about the strength and sustainability of a global recovery, and responded to bright spots in a few key economies. However, it remained an uncertain environment characterized by considerable volatility. Earnings estimates gyrated significantly, driving investors more toward macro themes as they made buy and sell decisions.

This uncertainty continued into early 2011, which continued to be a volatile period for world equities. Improving economic news in some key markets contended with the disaster in Japan, political unrest across the Middle East and North Africa, debt concerns in Europe, rising energy prices, and accelerating inflation as the leading drivers of stock prices. Caution prevailed, which may have influenced the favoring of higher quality value stocks over the lower quality, riskier assets that attracted investors during several periods over the last two years.

Although the second quarter of 2011 began on a relatively upbeat note, the latter part of the reporting period saw less positive developments — particularly the renewal of anxiety over Greece and general concerns about Europe's response to the problems of its heavily indebted Eurozone members, fears of a fading economic recovery in the U.S., and the highly publicized political gridlock over the U.S. debt ceiling and budget. Despite many uncertainties about the direction of the world economy, investors appeared more focused on stock fundamentals and were encouraged by a generally solid earnings picture.

Q. Which market factors influenced the Fund's relative performance?

A. In an environment in which investors appeared to increasingly move beyond macro themes to a more typical focus on individual stock characteristics, the Fund outperformed its benchmark. This was primarily the result of stock selection, while country allocations partially diminished excess return.

The key drivers of value added over the period were the Fund's selections in Japan and Hong Kong, where a range of holdings across sectors contributed positively. Among Japan's top contributors was a position in Hitachi, and a lack of exposure to The Tokyo Electric Power Company, which was one of the hardest hit stocks in the wake of the March 2011 tsunami, earthquake and nuclear crises. In Hong Kong, industrials holdings were the top performers, including Hutchison Whampoa and Jardine Strategic Holdings. There was also some value added from a combination of stock- and country-level performance in Singapore, and from stock selection in Italy. Less successful for the Fund over the period was its stock selection in Germany, along with an active allocation to Canada, and a market underweight coupled with stock selection in Denmark.

Q. How did portfolio composition affect Fund performance?

A. In terms of regions and countries, the Fund lost relative value from stock selection in Denmark, the United Kingdom and Canada. There was relative value added back, however, from stock selection in Japan, Hong Kong and the Netherlands.

Royal Dutch Shell, BASF and Hutchison Whampoa (no longer a Fund holding) were among the top contributors to relative performance for the period. Shares of Royal Dutch Shell, a United Kingdom-based energy producer, received a boost in the first

---

Performance Highlights

- *For the fiscal year ended July 31, 2011, the Old Mutual International Equity Fund outperformed its benchmark, the MSCI EAFE Index. The Fund's Class A shares posted a 19.24% return at net asset value versus a 17.17% return for the Index.*

- *In terms of regions and countries, the Fund lost relative value from stock selection in Denmark, the United Kingdom and Canada. There was relative value added back, however, from stock selection in Japan, Hong Kong and the Netherlands.*

- *Royal Dutch Shell, BASF and Hutchison Whampoa (no longer a Fund holding) were among the top contributors to relative performance for the period.*

- *Research In Motion, Sony (no longer a Fund holding) and AP Moller-Maersk were among the top detractors from relative performance for the period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC

Top Ten Holdings
as of July 31, 2011

Royal Dutch Shell, Cl A	4.3%
HSBC Holdings	3.5%
BHP Billiton	3.5%
Total	3.0%
AstraZeneca (GBP)	2.7%
BASF	2.5%
Rio Tinto (GBP)	2.4%
Enel	2.3%
BNP Paribas	2.2%
Roche Holding	2.2%
As a % of Total Fund Investments	28.6%

quarter of 2011 as political unrest escalated in Libya, driving up oil prices on concerns that supplies would be disrupted. Chemical company BASF saw its stock jump early in the second quarter of 2011 on news that German factory orders rose in February by nearly five times the pace economists projected. The stock saw further gains in June after BASF said that incoming orders remained strong, and the company projected it would considerably increase its sales and earnings during the remainder of the year. Shares of Hong Kong-based Hutchison Whampoa, an investment holding company, rallied in the first quarter of 2011 after the company reported a 47% increase in annual net income, surpassing analysts' expectations. The stock was later sold as earnings prospects diminished, and as the Fund was adjusted to maintain compliance with risk controls (including country, industry and beta exposure).

Research In Motion, Sony (no longer a Fund holding) and AP Moller-Maersk were among the top detractors from relative performance for the period. Shares of Research In Motion, a Canadian telecommunications equipment manufacturer, fell sharply in June after the company projected second-quarter revenue and profits that trailed analysts' estimates. Japanese electronic manufacturer Sony saw its shares drop alongside other Japanese manufacturers after the nation's earthquake halted production and shuttered facilities, raising concerns that economic growth would stall. The stock saw further losses in April after the company warned its seventy-seven million PlayStation Network and Qriocity online service customers that their personal information might have been compromised. Shares of AP Moller-Maersk, a Danish container shipper, retreated in June after Nomura Research reduced its price target for the company, predicting lower profitability as capacity ran ahead of demand.

Q. **What is the investment outlook for international stocks?**

A. Though global investors have recently appeared optimistic about signs of recovery and growth, heightened concerns surrounding European debt and momentum in the U.S. and abroad could dampen the outlook for equities in the second half of the year.

There are a number of uncertainties in terms of the monetary and fiscal conditions in major developed countries, particularly the U.S. and Eurozone. In the U.S., tentative expectations for continued economic growth and recovery are at risk amid stubbornly high unemployment and tepid job growth. The housing market is an area of persistent weakness, adding to concerns about consumer spending and prospects for manufacturing growth given the potential for slower global demand.

In Europe's key markets, sluggish domestic demand has added to pressures from a softer export environment, and the pace of economic expansion appears to be slowing. Although recent events have certainly underscored the risk of further debt problems in the Euro region, there is increasing confidence that key parties will be able to devise a collective plan for the nearly inevitable debt restructuring that will be required in some countries. Much of this risk appears to already be factored in to equity markets.

Japan has experienced a better-than-expected rebound from the supply shocks stemming from the March tsunami and nuclear crisis and appears poised for continued, if moderate, gains in economic recovery for the remainder of 2011 and into 2012.

The Fund's strategy will remain consistent as these issues unfold and the outlook for major markets becomes clearer. Acadian Asset Management LLC ("Acadian"), the Fund's sub-adviser, will continue to utilize an investment process that is systematic, quantitative and primarily bottom-up in execution. Within the Fund's framework, many stocks appear attractive. Stocks with attractive quality measures, positive earnings signals and superior technical indicators are still trading at appealing relative valuation levels, and Acadian will continue to observe a wide opportunity set for stock selection as measured by value factor spreads.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2011

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	12/30/05	12.36%	(2.41)%	(0.56)%
Class A without load	12/30/05	19.24%	(1.25)%	0.50%
Class Z	12/30/05	19.57%	(1.01)%	0.75%
Institutional Class	12/30/05	19.75%	(0.76)%	1.00%
MSCI EAFE Index	12/30/05	17.17%	0.95%	2.80%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%. Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 23, 2010 prospectus) are 5.59% and 1.52%; 4.77% and 1.27%; and 1.52% and 1.02%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Country Weightings as of July 31, 2011 — % of Total Fund Investments



OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2011

Description	Shares	Value (000)
Common Stock — 0.4%		
B2B/E-Commerce — 0.0%		
Global Sources*	319	$ 3
Total B2B/E-Commerce		3
Computers — 0.1%		
Research In Motion*	1,060	26
Total Computers		26
Electronic Components-Miscellaneous — 0.3%		
NAM TAI Electronics	18,800	110
Total Electronic Components-Miscellaneous		110
Total Common Stock (Cost $132)		139
Foreign Common Stock — 97.9%		
Australia — 7.0%		
BHP Billiton	27,478	1,256
Credit Corp Group	2,021	10
Data#3	800	12
National Australia Bank	1,222	32
RCR Tomlinson	17,435	32
Rio Tinto	9,763	855
Santos	23,665	335
VDM Group (C)	26,399	2
Total Australia		2,534
Austria — 1.0%		
OMV	8,703	347
Telekom Austria	200	2
Voestalpine	127	7
Total Austria		356
Belgium — 0.2%		
Euronav*	40	1
Recticel	7,070	75
Total Belgium		76
Canada — 0.2%		
Magna International	900	44
QLT*	4,053	28
Total Canada		72
China — 1.0%		
China Minzhong Food*	32,000	38
Sinocom Software Group	88,000	8
SunVic Chemical Holdings	1,000	1
Yangzijiang Shipbuilding Holdings	272,000	328
Total China		375
Cyprus — 0.2%		
Bank of Cyprus Public	38,136	83
Total Cyprus		83

Description	Shares	Value (000)
Denmark — 1.6%		
AP Moller - Maersk, Cl B	74	$ 567
Total Denmark		567
Finland — 1.3%		
Digia	5,565	25
Stora Enso, Cl R	53,200	458
Total Finland		483
France — 11.6%		
Arkema	2,064	201
AXA	75	1
BNP Paribas	12,047	781
Cegid Group	578	17
Etam Developpement*	707	25
France Telecom	370	8
LDC	91	10
Linedata Services	1,290	20
NetGem	4,971	23
Parrot*	5,156	162
Peugeot	11,933	452
Sanofi-Aventis	8,830	686
Tessi	465	44
Total	20,266	1,095
Video Futur Entertainment Group*	4,971	1
Vivendi	26,925	644
Total France		4,170
Germany — 8.1%		
Aleo Solar*	571	22
Allianz	2,911	379
Amadeus Fire	1,154	56
BASF	10,053	908
Bavaria Industriekapital	925	19
Bayer	9,423	754
Cewe Color Holding	836	37
Deutsche Bank	2,678	147
Deutsche Telekom	4,138	64
Freenet	62	1
Infineon Technologies	53,643	538
Koenig & Bauer	565	11
Total Germany		2,936
Greece — 1.0%		
OPAP	21,070	350
Total Greece		350
Hong Kong — 5.0%		
Alco Holdings	66,000	28
Allied Properties	120,000	24
Champion Technology Holdings	6,316,000	128
CLP Holdings	74,000	684
Courage Marine Group	17,000	2
Dickson Concepts International	19,000	14

Description	Shares	Value (000)
Hong Kong — continued		
Digitalhongkong.Com*	11,992	$ 2
DMX Technologies Group*	38,000	11
Fairwood	39,000	60
Hannstar Board International Holdings	84,000	9
Hongkong Land Holdings	23,000	154
Jardine Strategic Holdings	14,500	474
Kantone Holdings	570,000	6
Keck Seng Investments	24,900	12
Luen Thai Holdings	137,000	13
Next Media*	246,000	35
Pacific Textile Holdings	100,000	69
Victory City International Holdings	228,000	40
Wing On Co. International	7,000	15
Wuling Motors Holdings*	130,000	16
Total Hong Kong		1,796
Italy — 2.5%		
Banca Popolare dell'Emilia Romagna	169	2
De'Longhi	2,558	31
Enel	144,157	830
Engineering Ingegneria Informatica	916	30
Exor	26	1
Milano Assicurazioni*	521	—
Total Italy		894
Japan — 20.5%		
Aeon	2,500	31
Aichi Machine Industry	8,000	31
Airport Facilities	3,900	16
Alfresa Holdings	200	8
Arc Land Sakamoto	2,000	36
Argo Graphics	400	5
Artnature	4,100	43
Bando Chemical Industries	10,000	44
Belluna	7,550	52
Best Bridal	12	11
Canon	50	2
Chubu Steel Plate	300	2
Cleanup	1,400	9
Coca-Cola Central Japan	7,300	101
CTI Engineering	2,600	17
Daihatsu Diesel Manufacturing	4,000	26
Daihatsu Motor	28,000	490
Dainichi	1,800	17
Daito Trust Construction	1,700	164
Daiwa House Industry	11,000	148
EDION	13,100	136
Eidai	3,000	11
Faith	1,381	177
Fields	32	57
F-Tech	2,000	32
Fuji Soft	700	10
Fujifilm Holdings	700	21
Fujimori Kogyo	1,400	20

Description	Shares	Value (000)
Japan — continued		
Fujitsu Broad Solution & Consulting	1,100	$ 10
FuKoKu	2,000	20
Fukuda Denshi	1,300	42
Fuso Chemical	500	16
Gamecard-Joyco Holdings*	3,300	41
Haruyama Trading	1,500	9
Haseko*	500	—
Hazama*	26,300	37
Heiwa	4,000	65
Hi-LEX	1,600	31
Hitachi	86,000	530
Hokkaido Coca-Cola Bottling	2,000	10
Hokkan Holdings	4,000	13
H-One	3,600	31
Imasen Electric Industrial	884	14
IMI	600	12
IT Holdings	6,900	67
J Trust	10,700	47
JMS	3,000	11
JVC Kenwood Holdings*	15,800	89
Kamei	3,000	17
Kanto Auto Works	475	5
Kasai Kogyo	10,000	77
Kawasumi Laboratories	10,000	69
Koike Sanso Kogyo	6,000	17
Kojima	7,400	52
Komatsu Seiren	10,000	47
Konishi	1,900	27
KRS	1,600	18
Kyodo Printing	4,000	10
Mikuni Coca-Cola Bottling	4,600	42
Mimasu Semiconductor Industry	1,500	17
Mitani	500	6
Mitsubishi UFJ Financial Group	101,800	517
Mitsui Home	2,000	11
MTI	19	31
Nagase	4,200	55
Namura Shipbuilding	26,500	118
NIC	13,900	61
Nichireki	12,000	60
NIFTY	59	83
Nihon Kagaku Sangyo	2,000	15
Nihon Plast	1,200	10
Nihon Yamamura Glass	1,000	3
Nippo	15,000	121
Nippon Antenna	1,100	9
Nippon Road	30,000	89
Nippon Steel	700	2
Nippon Steel Trading	1,000	3
Nippon Telegraph & Telephone	13,500	668
NIS Group*	24,600	2
Nissan Motor	11,900	127
Nisshin Fudosan	5,600	35
Nissin Sugar Manufacturing	7,000	17

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2011

Description	Shares	Value (000)
Japan — continued		
Nojima	3,528	$ 33
Nuflare Technology	14	52
Obayashi Road	31,000	80
Onoken	800	7
Pacific Industrial	4,000	22
Piolax	2,800	69
Raysum*	60	10
Relo Holdings	3,400	71
Riken Technos	8,000	29
Saison Information Systems	1,600	21
Sakata INX	2,000	10
Sanoh Industrial	3,200	30
Senshukai	2,100	14
Seria	1	5
Shidax	5,000	21
Shinsho	8,000	21
Sojitz	92,000	182
Soken Chemical & Engineering	700	8
Studio Alice	12,900	220
Sumikin Bussan	2,000	5
Sumitomo Mitsui Financial Group	700	22
Suncall	4,000	19
T&K Toka	2,200	29
Takagi Securities*	11,000	12
Takeda Pharmaceutical	13,000	620
Teikoku Sen-I, Cl I	3,000	20
Toa Oil	6,000	8
Tokai	500	12
Tokyu Construction	10,170	29
Totetsu Kogyo	29,000	269
Usen*	15,940	12
Watabe Wedding	3,377	31
Yachiyo Bank	800	24
Yachiyo Industry	1,400	10
Yasunaga	2,100	31
Yellow Hat	2,700	31
Zojirushi	18,000	61
Total Japan		7,403
Malta — 0.2%		
Unibet Group*	2,505	56
Total Malta		56
Netherlands — 7.9%		
EADS	22,318	774
ING Groep*	45,777	491
PostNL	53	—
Royal Dutch Shell, Cl A	42,234	1,550
TNT Express	53	1
Unilever	1,082	35
Total Netherlands		2,851

Description	Shares	Value (000)
New Zealand — 0.0%		
Sky Network Television	210	$ 1
Total New Zealand		1
Norway — 0.9%		
Statoil	13,245	326
Total Norway		326
Portugal — 0.0%		
Novabase SGPS	1,941	7
Total Portugal		7
Singapore — 5.2%		
DBS Group Holdings	46,000	593
Elec & Eltek International	12,000	44
Golden Agri-Resources	229,000	138
GP Batteries International	5,000	5
Great Eastern Holdings	2,000	25
Jardine Cycle & Carriage	17,526	703
Lian Beng Group	266,000	86
Oversea-Chinese Banking	31,000	256
QAF	7,000	4
Total Singapore		1,854
Spain — 0.6%		
Endesa	7,162	210
Total Spain		210
Sweden — 3.1%		
Industrial & Financial Systems, Cl B	3,345	64
Saab, Cl B	18,784	410
Swedbank, Cl A	3,246	57
Volvo, Cl B	35,822	577
Total Sweden		1,108
Switzerland — 5.1%		
Advanced Digital Broadcast Holdings	3,308	82
Bell Holding	28	71
Bossard Holding	337	58
Calida Holding	500	18
Clariant*	418	7
Emmi	1,178	315
Nestle	6,243	398
Roche Holding	4,333	778
UBS*	7,479	123
Total Switzerland		1,850
United Kingdom — 13.7%		
Aberdeen Asset Management	20,992	76
AstraZeneca (GBP)	20,298	986
AstraZeneca (SEK)	317	16
Aviva	4,718	31
Berendsen	31,578	280

Description	Shares	Value (000)
United Kingdom — continued		
BP ADR	4,619	$ 210
BP	87,455	659
British Polythene Industries	2,378	13
Character Group	242	1
Dart Group	40,418	54
Hilton Food Group	1,087	5
HSBC Holdings	129,904	1,266
Imperial Tobacco Group	19,625	679
Rio Tinto	9,442	666
Tribal Group	14,443	11
Vitec Group	162	2
Total United Kingdom		4,955
Total Foreign Common Stock (Cost $29,468)		35,313
Foreign Preferred Stock — 0.1%		
Germany — 0.1%		
Porsche Automobil Holding	629	48
Total Germany		48
Total Foreign Preferred Stock (Cost $57)		48

Description	Shares	Value (000)
Rights — 0.0%		
VDM Group (C)	131,995	$ —
Total Rights (Cost $–)		—
Affiliated Mutual Fund — 1.3%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	456,163	456
Total Affiliated Mutual Fund (Cost $456)		456
Total Investments — 99.7% (Cost $30,113)		35,956
Other Assets and Liabilities, Net — 0.3%		114
Total Net Assets — 100.0%		$ 36,070

For descriptions of abbreviations and footnotes, please refer to page 28.

Old Mutual International Equity Fund — concluded

Schedule of Investments

As of July 31, 2011

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$139	$ —	$—	$ 139
Foreign Common Stock				
Australia	—	2,532	2	2,534
Austria	—	356	—	356
Belgium	—	76	—	76
Canada	72	—	—	72
China	—	375	—	375
Cyprus	—	83	—	83
Denmark	—	567	—	567
Finland	—	483	—	483
France	—	4,170	—	4,170
Germany	—	2,936	—	2,936
Greece	—	350	—	350
Hong Kong	—	1,796	—	1,796
Italy	—	894	—	894
Japan	—	7,403	—	7,403
Malta	—	56	—	56
Netherlands	—	2,851	—	2,851
New Zealand	—	1	—	1
Norway	—	326	—	326
Portugal	—	7	—	7
Singapore	—	1,854	—	1,854
Spain	—	210	—	210
Sweden	—	1,108	—	1,108
Switzerland	—	1,850	—	1,850
United Kingdom	—	4,955	—	4,955
Foreign Preferred Stock				
Germany	—	48	—	48
Rights	—	—	—	—
Affiliated Mutual Fund	456	—	—	456
Total Investments	**$667**	**$35,287**	**$ 2**	**$35,956**

The accompanying notes are an integral part of the financial statements.

26

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Foreign Common Stock
Balance as of July 31, 2010	$ —
Realized gain (loss)	—
Change in unrealized appreciation (depreciation)	(11)
Accrued discounts/premiums	—
Net purchases (sales)	13
Transfers in and/or out of Level 3	—
Balance as of July 31, 2011	$ 2

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represent either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

* Non-income producing security.

(A) — Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(B) — All or a portion of this security is held as cover for securities sold short.

(C) — Security fair valued using methods determined in good faith according to procedures adopted by the Valuation Committee designated by the Board of Trustees. On July 31, 2011, the aggregate value of these securities was $2 (000), representing 0.0% of the net assets of the Old Mutual International Equity Fund.

ADR — American Depositary Receipt
Cl — Class
GBP — British Pound Sterling
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research & Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krona

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

This page is intentionally left blank.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JULY 31, 2011

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Assets:			
Investment Securities, at cost	$ 78,035	$ 37,619	$ 29,657
Investment in Affiliated Mutual Fund, at cost	594	262	456
Investment Securities, at value	$ 83,486	$ 50,417	$ 35,500
Investment in Affiliated Mutual Fund, at value	594	262	456
Cash Deposits held at Prime Broker	399	—	—
Foreign Currency (cost $ —, $ —, $112)	—	—	113
Receivable for Capital Shares Sold	10	82	11
Receivable from Investment Adviser	6	1	16
Receivable for Investment Securities Sold	—	668	208
Receivable for Dividends	84	5	72
Other Assets	7	8	4
Total Assets	84,586	51,443	36,380
Liabilities:			
Payable for Investment Securities Purchased	—	957	167
Payable for Capital Shares Redeemed	303	54	73
Written Option Contracts, at Value, (Proceeds received of $2,095, $ —, $ —)	1,863	—	—
Securities Sold Short, at Value (Proceeds received of $14,703, $ —, $ —)	14,009	—	—
Payable for Administration Fees	6	4	3
Payable for Distribution & Service Fees	5	—	—
Payable for Management Fees	51	40	31
Payable for Trustees' Fees	2	2	2
Accrued Expenses	86	35	34
Total Liabilities	16,325	1,092	310
Net Assets	$ 68,261	$ 50,351	$ 36,070
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 215,333	$ 44,604	$ 72,890
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	517	—	779
Accumulated Net Realized Loss on Investments, Securities Sold Short, Futures, Written Options, and Foreign Currency Transactions	(153,966)	(7,051)	(43,452)
Net Unrealized Appreciation on Investments, Securities Sold Short, Written Options, and Foreign Currency Transactions	6,377	12,798	5,853
Net Assets	$ 68,261	$ 50,351	$ 36,070
Net Assets – Class A	$ 23,505	$ 4,060	$ 255
Net Assets – Class C	14,243	N/A	N/A
Net Assets – Class Z	30,511	9,079	541
Net Assets – Institutional Class	2	37,212	35,274
Outstanding Shares of Beneficial Interest – Class A	2,289,967	333,801	27,163
Outstanding Shares of Beneficial Interest – Class C	1,455,397	N/A	N/A
Outstanding Shares of Beneficial Interest – Class Z	2,934,810	735,411	57,387
Outstanding Shares of Beneficial Interest – Institutional Class	168	2,978,154	3,728,586
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.26	$ 12.16	$ 9.40
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 10.89	$ 12.90	$ 9.97
Net Asset Value, Offering and Redemption Price Per Share – Class C †^	$ 9.79	N/A	N/A
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.40	$ 12.34	$ 9.44
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.40	$ 12.50	$ 9.46

†Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
N/A — Not Applicable
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED JULY 31, 2011

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Investment Income:			
Dividends	$ 1,783	$ 114	$1,446
Dividends from Affiliated Mutual Fund	1	—	—
Interest	1	—	29
Less: Foreign Taxes Withheld	—	—	(130)
Total Investment Income	1,785	114	1,345
Expenses:			
Management Fees	623	541	443
Administration Fees	73	60	44
Distribution and Service fees:			
Class A	73	9	1
Class C	173	—	—
Trustees' Fees	13	13	9
Custodian Fees	17	17	41
Professional Fees	67	38	25
Registration and SEC Fees	67	43	39
Transfer Agent Fees	240	46	8
Dividend Expense on Securities Sold Short	120	—	—
Interest Expense on Securities Sold Short	83	—	—
Pricing Fees	3	1	56
Other Expenses	23	17	14
Total Expenses	1,575	785	680
Less:			
Net Waiver of Management Fees	(175)	(12)	(224)
Net Expenses	1,400	773	456
Net Investment Income (Loss)	385	(659)	889
Net Realized Gain from Investment Transactions (including Securities Sold Short)	13,388	13,661	4,353
Net Realized Gain on Foreign Currency Transactions	12	—	27
Net Realized Gain on Futures Contracts	216	—	—
Net Realized Loss on Written Option Contracts	(3,585)	—	—
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short)	(1,878)	9,620	3,209
Net Change in Unrealized Appreciation on Forward Foreign Currency Contracts and Foreign Currency Transactions	107	—	4
Net Change in Unrealized Appreciation on Futures Contracts	78	—	—
Net Change in Unrealized Appreciation on Written Option Contracts	646	—	—
Net Realized and Unrealized Gain on Investments	8,984	23,281	7,593
Increase in Net Assets Resulting from Operations	$ 9,369	$ 22,622	$8,482

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Analytic Fund	
	8/1/10 to 7/31/11	8/1/09 to 7/31/10
Investment Activities:		
Net Investment Income (Loss)	$ 385	$ 444
Net Realized Gain from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts, Forward Foreign Currency Contracts and Foreign Currency Transactions	10,031	23,584
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) Forward Foreign Currency Contracts, Foreign Currency Transactions, Futures Contracts, and Written Option Contracts	(1,047)	(19,464)
Net Increase in Net Assets Resulting from Operations	9,369	4,564
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class A	—	—
Class C	—	—
Class Z	—	—
Institutional Class	—	—
Total Dividends and Distributions	—	—
Capital Share Transactions:		
Class A		
Shares Issued	1,091	4,310
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(19,824)	(51,903)
Total Class A Capital Share Transactions	(18,733)	(47,593)
Class C[1]		
Shares Issued	155	199
Shares issued upon Reinvestment of Distribution	—	—
Redemption Fees	—	—
Shares Redeemed	(8,683)	(32,650)
Total Class C Capital Share Transactions	(8,528)	(32,451)
Class Z		
Shares Issued	13,150	5,816
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(8,178)	(14,084)
Total Class Z Capital Share Transactions	4,972	(8,268)
Institutional Class		
Shares Issued	—	—
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	—	(12,400)
Total Institutional Class Capital Share Transactions	—	(12,400)
Decrease in Net Assets Derived from Capital Shares Transactions	(22,289)	(100,712)
Total Increase (Decrease) in Net Assets	(12,920)	(96,148)
Net Assets:		
Beginning of Year	81,181	177,329
End of Year	$ 68,261	$ 81,181
Undistributed (Distribution in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 517	$ 107

[1] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in 2009. See note 1 for further details.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10
	$ (659)	$ (377)	$ 889	$ 1,060
	13,661	13,564	4,380	5,317
	9,620	(4,597)	3,213	(961)
	22,622	8,590	8,482	5,416
	—	—	(5)	(7)
	—	—	—	—
	—	—	(10)	(11)
	—	—	(875)	(1,164)
	—	—	(890)	(1,182)
	1,153	1,081	22	171
	—	—	4	6
	1	—	—	—
	(1,426)	(1,957)	(194)	(455)
	(272)	(876)	(168)	(278)
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	(396)	—	(1,001)
	—	(396)	—	(1,001)
	3,076	8,868	274	155
	—	—	10	10
	—	—	—	—
	(11,562)	(18,184)	(357)	(169)
	(8,486)	(9,316)	(73)	(4)
	4,875	16,068	701	957
	—	—	875	1,163
	—	—	—	—
	(31,951)	(9,785)	(21,994)	(30,744)
	(27,076)	6,283	(20,418)	(28,624)
	(35,834)	(4,305)	(20,659)	(29,907)
	(13,212)	4,285	(13,067)	(25,673)
	63,563	59,278	49,137	74,810
	$ 50,351	$ 63,563	$ 36,070	$ 49,137
	$ —	$ —	$ 779	$ 565

Statement of Cash Flows (000)

For the Year Ended July 31, 2011

	Old Mutual Analytic Fund
Cash Flows Provided From (Used in) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $1)	$ 1,781
Purchases of Long-term Portfolio Investments	(202,665)
Proceeds from Sales of Long-term Portfolio Investments	231,324
Net Cash Provided From Futures Transactions	328
Net Cash Used in Purchased Option Contracts	(116)
Net Cash Used in Written Option Contracts	(3,214)
Net Cash Used in Short Sales Transactions	(5,659)
Net Decrease in Short-term Investments	2,025
Net Cash from Foreign Currency Transactions	12
Interest Expense Paid	(83)
Operating Expenses Paid	(1,403)
Net Cash Provided From Operating Activities	22,330
Cash Flows Used in Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(22,254)
Increase in Deposits with Prime Brokers	(76)
Net Cash Used in Financing Activities	(22,330)
Net Change in Cash	-
Cash at Beginning of Year	-
Cash at End of Year	$ -
Reconciliation of Net Increase in Net Assets from Operations to	
Net Cash Provided from Operating Activities:	
Net Increase in Net Assets Resulting from Operations	$ 9,369
Decrease in Investments	13,399
Decrease in Written Option Contracts, at Value	(275)
Accretion of Discount on Investments	(1)
Increase in Dividends and Interest Receivable	(3)
Decrease in Variation Margin Receivable	34
Decrease in Payable for Foreign Forward Currency Contracts	(107)
Decrease in Other Assets	4
Decrease in Accrued Expenses	(90)
Total Adjustments	12,961
Net Cash Provided From Operating Activities	$ 22,330

Amounts designated as "-" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL ANALYTIC FUND																
Class A																
2011	$ 9.02	$ 0.06	$ 1.18	$ —	$ 1.24	$ —	$ —	$ —	$ —	$10.26	13.75%	$ 23,505	1.82%[1]	2.16%[1]	0.66%	231.43%
2010	8.68	0.05	0.29	—	0.34	—	—	—	—	9.02	3.92%	38,274	1.78%[1]	2.27%[1]	0.52%	168.45%
2009	11.88	0.02	(3.22)	—	(3.20)	—	—	—	—	8.68	(26.94)%	83,169	2.07%[1]	2.41%[1]	0.24%	195.35%
2008	14.51	0.05	(1.80)	—	(1.75)	(0.18)	(0.70)	—	(0.88)	11.88	(12.60)%	285,305	1.92%[1]	2.13%[1]	0.40%	171.50%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	—	(0.02)	14.51	9.99%	607,810	1.54%[1]	1.96%[1]	0.55%	183.98%
Class C																
2011	$ 8.67	$(0.01)	$ 1.13	$ —	$ 1.12	$ —	$ —	$ —	$ —	$ 9.79	12.92%	$ 14,243	2.57%[1]	2.78%[1]	(0.10)%	231.43%
2010	8.40	(0.02)	0.29	—	0.27	—	—	—	—	8.67	3.21%	20,558	2.53%[1]	2.91%[1]	(0.23)%	168.45%
2009	11.59	(0.05)	(3.14)	—	(3.19)	—	—	—	—	8.40	(27.52)%	51,879	2.82%[1]	2.97%[1]	(0.52)%	195.35%
2008	14.32	(0.04)	(1.77)	—	(1.81)	(0.22)	(0.70)	—	(0.92)	11.59	(13.23)%	158,508	2.65%[1]	2.85%[1]	(0.34)%	171.50%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	—	14.32	9.24%	340,569	2.29%[1]	2.67%[1]	(0.19)%	183.98%
Class Z																
2011	$ 9.11	$ 0.08	$ 1.21	$ —	$ 1.29	$ —	$ —	$ —	$ —	$10.40	14.16%	$ 30,511	1.59%[1]	1.68%[1]	0.77%	231.43%
2010	8.75	0.07	0.29	—	0.36	—	—	—	—	9.11	4.11%	22,347	1.52%[1]	1.68%[1]	0.81%	168.45%
2009	11.94	0.04	(3.23)	—	(3.19)	—	—	—	—	8.75	(26.72)%	29,734	1.81%[1]	1.97%[1]	0.45%	195.35%
2008	14.54	0.09	(1.82)	—	(1.73)	(0.17)	(0.70)	—	(0.87)	11.94	(12.46)%	58,107	1.64%[1]	1.86%[1]	0.68%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.33%	130,928	1.29%[1]	1.66%[1]	0.84%	183.98%
Institutional Class																
2011	$ 9.12	$ 0.09	$ 1.19	$ —	$ 1.28	$ —	$ —	$ —	$ —	$10.40	14.04%	$ 2	1.52%[1]	816.82%[1]	0.92%	231.43%
2010	8.76	0.11	0.25	—	0.36	—	—	—	—	9.12	4.11%	2	1.41%[1]	2.84%[1]	1.31%	168.45%
2009	11.96	0.05	(3.25)	—	(3.20)	—	—	—	—	8.76	(26.76)%	12,547	1.77%[1]	1.87%[1]	0.55%	195.35%
2008	14.54	0.09	(1.81)	—	(1.72)	(0.16)	(0.70)	—	(0.86)	11.96	(12.33)%	29,025	1.63%[1]	1.89%[1]	0.70%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.34%	35,246	1.24%[1]	1.60%[1]	0.82%	183.98%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — concluded

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND															
Class A															
2011	$ 8.60	$(0.16)	$ 3.72	$ —	$ 3.56	$ —	$ —	$ —	$12.16	41.40%	$ 4,060	1.67%	2.13%	(1.49)%	194.26%
2010	7.71	(0.07)	0.96	—	0.89	—	—	—	8.60	11.54%	3,079	1.67%	2.37%	(0.87)%	248.88%
2009	10.10	(0.10)	(2.29)#	—	(2.39)	—	—	—	7.71	(23.66)%#	3,480	1.67%	1.90%	(1.35)%	283.83%
2008	12.90	(0.16)	(1.71)	—	(1.87)	—	(0.93)	(0.93)	10.10	(16.08)%	11,213	1.67%	1.88%	(1.33)%	260.79%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
Class Z															
2011	$ 8.71	$(0.13)	$ 3.76	$ —	$ 3.63	$ —	$ —	$ —	$12.34	41.68%	$ 9,079	1.42%	1.46%	(1.22)%	194.26%
2010	7.79	(0.05)	0.97	—	0.92	—	—	—	8.71	11.81%	13,498	1.42%	1.51%	(0.54)%	248.88%
2009	10.18	(0.08)	(2.31)#	—	(2.39)	—	—	—	7.79	(23.48)%#	19,771	1.42%	1.57%	(1.09)%	283.83%
2008	12.97	(0.13)	(1.73)	—	(1.86)	—	(0.93)	(0.93)	10.18	(15.90)%	15,510	1.42%	1.65%	(1.11)%	260.79%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
Institutional Class															
2011	$ 8.80	$(0.11)	$ 3.81	$ —	$ 3.70	$ —	$ —	$ —	$12.50	42.05%	$ 37,212	1.22%	1.20%	(1.03)%	194.26%
2010	7.86	(0.05)	0.99	—	0.94	—	—	—	8.80	11.96%	46,986	1.22%	1.22%	(0.51)%	248.88%
2009	10.24	(0.07)	(2.31)#	—	(2.38)	—	—	—	7.86	(23.24)%#	35,660	1.22%	1.18%	(0.89)%	283.83%
2008	13.01	(0.11)	(1.73)	—	(1.84)	—	(0.93)	(0.93)	10.24	(15.69)%	34,651	1.17%	1.35%	(0.85)%	260.79%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
OLD MUTUAL INTERNATIONAL EQUITY FUND															
Class A															
2011	$ 8.00	$ 0.12	$ 1.41	$ —	$ 1.53	$(0.13)	$ —	$(0.13)	$ 9.40	19.24%	$ 255	1.52%	6.85%	1.33%	39.69%
2010	7.67	0.11	0.34	—	0.45	(0.12)	—	(0.12)	8.00	5.89%	363	1.52%	5.59%	1.30%	92.20%
2009	11.12	0.12	(3.46)#	—	(3.34)	(0.11)	—	(0.11)	7.67	(29.95)%#	617	1.52%	3.43%	1.62%	151.84%
2008	13.51	0.17	(2.45)	—	(2.28)	(0.03)	(0.08)	(0.11)	11.12	(17.04)%	1,875	1.60%	2.76%	1.34%	180.69%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
Class Z															
2011	$ 8.03	$ 0.15	$ 1.41	$ —	$ 1.56	$(0.15)	$ —	$(0.15)	$ 9.44	19.57%	$ 541	1.27%	4.65%	1.64%	39.69%
2010	7.70	0.13	0.34	—	0.47	(0.14)	—	(0.14)	8.03	6.07%	528	1.27%	4.77%	1.64%	92.20%
2009	11.20	0.14	(3.49)#	—	(3.35)	(0.15)	—	(0.15)	7.70	(29.70)%#	513	1.27%	3.85%	1.94%	151.84%
2008	13.57	0.22	(2.49)	—	(2.27)	(0.02)	(0.08)	(0.10)	11.20	(16.88)%	1,269	1.34%	3.44%	1.74%	180.69%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
Institutional Class															
2011	$ 8.06	$ 0.18	$ 1.40	$ —	$ 1.58	$(0.18)	$ —	$(0.18)	$ 9.46	19.75%	$ 35,274	1.02%	1.45%	2.02%	39.69%
2010	7.73	0.15	0.35	—	0.50	(0.17)	—	(0.17)	8.06	6.43%	48,246	1.02%	1.52%	1.80%	92.20%
2009	11.27	0.16	(3.52)#	—	(3.36)	(0.18)	—	(0.18)	7.73	(29.58)%#	72,759	1.02%	1.55%	2.15%	151.84%
2008	13.61	0.25	(2.49)	—	(2.24)	(0.02)	(0.08)	(0.10)	11.27	(16.61)%	113,297	1.06%	1.32%	1.96%	180.69%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%

The accompanying notes are an integral part of the financial statements.

*   Per share amounts for the year are calculated based on average outstanding shares.

\#   Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

†   Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

(1)   For the Old Mutual Analytic Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class A	Class C	Class Z	Institutional Class
2011	0.16%	0.16%	0.17%	0.17%
2010	0.13%	0.13%	0.12%	0.05%
2009	0.36%	0.36%	0.35%	0.36%
2008	0.39%	0.39%	0.39%	0.42%
2007	0.28%	0.28%	0.28%	0.27%

Amounts designated as "—" are either $0 or have been rounded to $0.

Notes to Financial Statements

As of July 31, 2011

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Annual Report - the Old Mutual Analytic Fund, the Old Mutual Copper Rock Emerging Growth Fund and the Old Mutual International Equity Fund (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the Old Mutual Copper Rock Emerging Growth Fund commenced operations on July 29, 2005, and the Old Mutual International Equity Fund commenced operations on December 30, 2005.

After the close of business on October 23, 2009, Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were liquidated and distributed ratably among the Class C shareholders on that date.

Shareholders may purchase shares of the Old Mutual Analytic Fund through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may purchase Class A, Class Z and Institutional Class shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution and service plans. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. A security may be valued using Fair Value Procedures if, among other things, the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities fair valued by utilizing quotations of an independent pricing service are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund, there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of July 31, 2011, for each Fund's investments, as well as a reconciliation of assets for which Level 3 inputs were assigned, is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds are subject to foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may enter into forward foreign currency contracts to take advantage of changes in currency values, to enhance investment returns or to hedge against foreign currency fluctuations. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are settled. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar or other foreign currencies in which it has invested. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

   (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and/or to hedge against overall equity market volatility and other risks in the Fund's portfolio. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial option contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — As is consistent with the Old Mutual Analytic Fund's investment objectives, the Old Mutual Analytic Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short, or (b) otherwise cover the Fund's short positions. The segregated assets are marked-to-market daily.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the year ended July 31, 2011.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2011, redemption fees of $1 (000) were collected by Old Mutual Copper Rock Emerging Growth Fund (Class A). There were no other material redemption fee amounts collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Fund[1]	0.850%	N/A
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

[1] Effective August 1, 2010, the Old Mutual Analytic Fund's management fee was reduced from 0.95% to 0.85%.

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2012
Old Mutual Copper Rock Emerging Growth Fund	1.67%	N/A	1.42%	1.22%	December 31, 2012
Old Mutual International Equity Fund	1.52%	N/A	1.27%	1.02%	December 31, 2012

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At July 31, 2011, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expiration 2012	Expiration 2013	Expiration 2014	Total
Old Mutual Analytic Fund	$783	$458	$175	$1,416
Old Mutual Copper Rock Emerging Growth Fund	95	56	24	175
Old Mutual International Equity Fund	422	327	224	973

For the year ended July 31, 2011, the Adviser was reimbursed $12 (000) by the Old Mutual Copper Rock Emerging Growth Fund for previously waived fees.

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Analytic Fund, and the Adviser have entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.60%. Effective August 1, 2010, the sub-advisory fee for the Old Mutual Analytic Fund was reduced from 0.70% to 0.60%.

NOTES TO FINANCIAL STATEMENTS — continued

The Trust, on behalf of the Old Mutual Copper Rock Emerging Growth Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with a Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and determine from time to time what investments and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of Old Mutual Analytic Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2011, it retained $1 (000) from Old Mutual Copper Rock Emerging Growth Class A service fees.

Other Service Providers — The Bank of New York Mellon serves as the custodian for the Funds. The custodian's responsibilities include safekeeping of the Funds' portfolio securities and cash, the delivery of such securities and cash to and from the Funds, and the appointment of any sub-custodian banks and clearing agents.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Funds to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/ or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Complex Class Z shares within the Deferred Plans. During the year ended July 31, 2011, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $42 (000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2011.

Notes to Financial Statements — continued

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the year ended July 31, 2011 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Analytic Fund	$202,665	$231,175
Old Mutual Copper Rock Emerging Growth Fund	115,915	151,925
Old Mutual International Equity Fund	17,233	37,992

Transactions in option contracts written in the Old Mutual Analytic Fund for the year ended July 31, 2011, were as follows:

	Old Mutual Analytic Fund	
	Number of Contracts	Proceeds Received (000)
Outstanding at July 31, 2010	1,295	$ 1,724
Option written	17,706	36,214
Option terminated in closing purchasing transactions	(13,838)	(31,626)
Option expired	(4,228)	(4,217)
Outstanding at July 31, 2011	935	$ 2,095

6. Capital Share Transactions

	Old Mutual Analytic Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10	8/1/10 to 7/31/11	8/1/09 to 7/31/10
Shares Issued and Redeemed (000)						
Class A						
Shares Issued	113	489	106	131	2	21
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	1
Shares Redeemed	(2,066)	(5,828)	(130)	(224)	(21)	(57)
Total Class A Share Transactions	(1,953)	(5,339)	(24)	(93)	(18)	(35)
Class C[1]						
Shares Issued	16	23	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—
Shares Redeemed	(933)	(3,826)	—	(49)	—	(122)
Total Class C Share Transactions	(917)	(3,803)	—	(49)	—	(122)
Class Z						
Shares Issued	1,298	639	264	1,083	30	19
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	1
Shares Redeemed	(815)	(1,586)	(1,078)	(2,070)	(40)	(21)
Total Class Z Share Transactions	483	(947)	(814)	(987)	(9)	(1)
Institutional Class						
Shares Issued	—	—	436	1,908	79	116
Shares Issued upon Reinvestment of Distributions	—	—	—	—	99	142
Shares Redeemed	—	(1,432)	(2,797)	(1,107)	(2,437)	(3,678)
Total Institutional Class Share Transactions	—	(1,432)	(2,361)	801	(2,259)	(3,420)
Net Decrease in Shares Outstanding	(2,387)	(11,521)	(3,199)	(328)	(2,286)	(3,578)

[1] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in October 2009 See Note 1 for further details.

Amounts designated as "—" are either 0 or have been rounded to 0.

7. FOREIGN HOLDINGS RISK

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Income Taxes. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2007 – 2011 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2011, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2011, primarily attributable to certain net operating losses, reclassifications of long-term capital gain distributions on REITs, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and reclassifications of capital gains related to short sales which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Analytic Fund	$ —	$ 25	$ (25)
Old Mutual Copper Rock Emerging Growth Fund	(659)	659	—
Old Mutual International Equity Fund	—	215	(215)

Amounts designated as "—" are either $0 or have been rounded to $0.

NOTES TO FINANCIAL STATEMENTS — concluded

As of July 31, 2011

The tax character of dividends and distributions declared during the years ended July 31, 2011 and 2010 were as follows:

	Ordinary Income (000)	Total (000)
Old Mutual International Equity Fund		
2011	$ 890	$ 890
2010	1,182	1,182

The Old Mutual Analytic Fund and Old Mutual Copper Rock Emerging Growth Fund did not declare dividends or distributions during the years ended July 31, 2011 and 2010.

As of July 31, 2011, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Fund	$515	$(152,578)	$(445)	$ 5,436	$—	$(147,072)
Old Mutual Copper Rock Emerging Growth Fund	—	(6,364)	—	12,111	—	5,747
Old Mutual International Equity Fund	811	(43,352)	—	5,723	(2)	(36,820)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2010 through July 31, 2011 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2011, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates (000):

	2016	2017	2018	Total
Old Mutual Analytic Fund	$43,374	$31,726	$77,478	$152,578
Old Mutual Copper Rock Emerging Growth Fund	—	5,749	615	6,364
Old Mutual International Equity Fund	—	21,072	22,280	43,352

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended July 31, 2011, the following capital loss carryforwards were utilized to offset realized capital gains and/or expired (000):

	Amount
Old Mutual Analytic Fund	$ 6,779
Old Mutual Copper Rock Emerging Growth Fund	13,339
Old Mutual International Equity Fund	3,348

Under the recently enacted Regulated Investment Company Modernization Act of 2010 (the "Act"), the Funds will be permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. However, any losses incurred during those future taxable years (beginning August 1, 2011) will be required to be utilized prior to the losses incurred in pre-enactment taxable years. As a result of this ordering rule, pre-enactment capital loss carryforwards presented in the table above may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under previous law.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written option contracts, held by each Fund at July 31, 2011 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
Old Mutual Analytic Fund	$79,338	$ 7,605	$(2,863)	$ 4,742
Old Mutual Copper Rock Emerging Growth Fund	38,568	12,158	(47)	12,111
Old Mutual International Equity Fund	30,243	6,787	(1,074)	5,713

9. New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 *"Improving Disclosures about Fair Value Measurements."* ASU 2010-06 which, among other disclosure items, requires the Funds to include disclosures on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. This is effective for interim and annual reporting periods beginning after December 15, 2010. The Adviser has evaluated the implications of ASU No. 2010-06 and does not anticipate a material impact on the financial statements.

In May 2011, the FASB issued ASU No. 2011-04 *"Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs".* ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose the following information for fair value measurements categorized within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Adviser has evaluated the implications of ASU No. 2011-04 and does not anticipate a material impact on the financial statements.

10. Subsequent Events

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no other material events that would require disclosure in the Funds' financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for Old Mutual Analytic Fund, and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Analytic Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund (three of the seven funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2011 and the results of each of their operations for the year then ended, the changes in each of their net assets and of the cash flows for the Old Mutual Analytic Fund and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2011 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 22, 2011

PricewaterhouseCoopers LLP, 1900 16th Street, Suite 1600, Denver, CO 80202
T: (720) 931 7000, F: (720) 931 7100, www.pwc.com/us

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2011 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2011 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2011, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Analytic Fund	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Copper Rock Fund	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual International Equity Fund[6]	0.00%	100.00%	0.00%	0.00%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(6) The Fund intends to pass through a foreign tax credit to the shareholders. For the fiscal year ended July 31, 2011, the total amount of foreign source income is $1,313,262 or $0.34 per share. The total amount of foreign taxes to be paid is $130,218 or $0.03 per share. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888-772-2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2011 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. In addition, the most recent list of portfolio holdings is available on the Trust's website at oldmutualfunds.com.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2011

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2011.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/01/11	Ending Account Value 7/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Fund – Class A				
Actual Fund Return	$1,000.00	$1,022.90	1.71%	$ 8.58
Hypothetical 5% Return	1,000.00	1,016.31	1.71	8.55
Old Mutual Analytic Fund – Class C				
Actual Fund Return	1,000.00	1,019.80	2.46	12.32
Hypothetical 5% Return	1,000.00	1,012.60	2.46	12.28
Old Mutual Analytic Fund – Class Z				
Actual Fund Return	1,000.00	1,025.60	1.46	7.33
Hypothetical 5% Return	1,000.00	1,017.55	1.46	7.30
Old Mutual Analytic Fund – Institutional Class				
Actual Fund Return	1,000.00	1,023.60	1.41	7.07
Hypothetical 5% Return	1,000.00	1,017.80	1.41	7.05
Old Mutual Copper Rock Emerging Growth Fund – Class A				
Actual Fund Return	1,000.00	1,108.50	1.67	8.73
Hypothetical 5% Return	1,000.00	1,016.51	1.67	8.35

	Beginning Account Value 2/01/11	Ending Account Value 7/31/11	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Copper Rock Emerging Growth Fund – Class Z				
Actual Fund Return	$1,000.00	$1,109.70	1.42%	$7.43
Hypothetical 5% Return	1,000.00	1,017.75	1.42	7.10
Old Mutual Copper Rock Emerging Growth Fund – Institutional Class				
Actual Fund Return	1,000.00	1,111.10	1.22	6.39
Hypothetical 5% Return	1,000.00	1,018.74	1.22	6.11
Old Mutual International Equity Fund – Class A				
Actual Fund Return	1,000.00	1,009.70	1.52	7.57
Hypothetical 5% Return	1,000.00	1,017.26	1.52	7.60
Old Mutual International Equity Fund – Class Z				
Actual Fund Return	1,000.00	1,010.70	1.27	6.33
Hypothetical 5% Return	1,000.00	1,018.50	1.27	6.36
Old Mutual International Equity Fund – Institutional Class				
Actual Fund Return	1,000.00	1,011.80	1.02	5.09
Hypothetical 5% Return	1,000.00	1,019.74	1.02	5.11

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2011 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 7th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
L. Kent Moore (Age: 55)	Chairman of the Board and Trustee	Since 2004	Managing Member, Eagle River Ventures, LLC (investments) since 2003. Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), 2005 to 2006. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 to 2005. Portfolio Manager and Vice President of Janus Capital Corp., 2000 to 2002. Senior Analyst and Portfolio Manager, Marsico Capital Management, 1997 to 1999.	20	Chairman of Board and Trustee of Old Mutual Funds II since 2010. Director of TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/Claymore Long Short Fund since 2004. Trustee of Old Mutual Funds III, 2008 – 2009. Chairman, American Midstream Partners, LP since 2011.
John R. Bartholdson (Age: 67)	Trustee	Since 2004	Retired. Formerly Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 to 2007.	20	Trustee of ING Clarion Real Estate Income Fund from 2004 to 2009 and ING Clarion Global Real Estate Income Fund since 2004. Trustee of Old Mutual Funds II since 1995. Trustee of Old Mutual Insurance Series Fund, 1997 – 2009, and Old Mutual Funds III, 2008 – 2009.
Robert M. Hamje (Age: 69)	Trustee	Since 2004	Retired. Formerly President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	20	Trustee of Old Mutual Funds II since 2010. Director of TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/Claymore Long-Short Fund since 2004. Chairman of the Board and Trustee of Old Mutual Funds III, 2008 – 2009.
Jarrett B. Kling (Age: 68)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities, L.P. (investment management), 1998 – present.	20	Trustee of Old Mutual Funds II since 2010. Trustee, Hirtle Callaghan Trust since 1995; ING Clarion Real Estate Income Fund from 2004 to 2009; ING Clarion Global Real Estate Income Fund since 2004; and ING Clarion since 1998. Trustee of Old Mutual Funds III, 2008 – 2009.

*   Trustee of the Trust until such time as his or her successor is duly elected and appointed.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Julian F. Sluyters** (Age: 51)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer, June 2008 – present, President, October 2006 – present, and Chief Operating Officer, October 2006 – June 2008, Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services, October 2006 – present. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005.	7	Director of Old Mutual Capital, Inc. and Trustee Old Mutual Investment Partners, and Old Mutual Fund Services, since 2006; Trustee of Old Mutual Funds III, 2008 – 2009.
Walter W. Driver, Jr.** (Age: 66)	Advisory Trustee	Since 2006	Chairman – Southeast, Goldman Sachs & Co., 2006 – present. Attorney, 1970 – 2006, and Chairman , 1999 – 2006, King & Spalding LLP (law firm).	20	Total Systems Services, Inc., Equifax, Inc., Old Mutual Funds II (Advisory Trustee), since 2010, Old Mutual Funds III (Advisory Trustee), 2008 – 2009.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Driver is considered to be an "interested person" of the Trust, as that term is defined in the 1940 Act, due to his employment at Goldman Sachs & Co. and the possibility that the Trust may execute trades with Goldman Sachs & Co. acting as principal. As an Advisory Trustee, Mr. Driver has no voting rights.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (Age: 51)	President and Principal Executive Officer	Since 2006	Chief Executive Officer, June 2008 – present, President, October 2006 – present, and Chief Operating Officer, October 2006 – June 2008, Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services, October 2006 – present. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005.
Robert T. Kelly (Age: 42)	Treasurer and Principal Financial Officer	Since 2006	Vice President, June 2007 – present, Old Mutual Capital, Inc. and Vice President, October 2006 – present, Old Mutual Fund Services. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – February 2006.
Kathryn A. Burns (Age: 34)	Vice President, Chief Compliance Officer and Assistant Treasurer	Chief Compliance Officer since March 2010; Assistant Treasurer since 2006	Chief Compliance Officer, March 2010 – present, Vice President, January 2010 – present, Regulatory Reporting Manager, August 2006 – present, and Assistant Vice President, January 2009 – January 2010, Old Mutual Fund Services. Chief Compliance Officer, March 2010 – present and Vice President, January 2010 – present, Old Mutual Capital, Inc. Manager, 2004 – July 2006, PricewaterhouseCoopers LLP.
Kathryn L. Santoro (Age: 37)	Vice President and Secretary	Secretary May 2011 – present; Assistant Secretary 2007 – May 2011	Vice President and General Counsel, May 2011 – present, Vice President and Associate General Counsel, January 2009 – May 2011, and Associate Counsel, November 2005 – January 2009, Old Mutual Capital, Inc. General Counsel and Secretary, Old Mutual Fund Services, May 2011 – present. Associate Attorney, Hall & Evans, LLC, 2004 – 2005.

* The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 700, Denver, Colorado 80237.

** Each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (UNAUDITED)

Background

The Board of Trustees (the "Board" or "Trustees") of Old Mutual Funds I (the "Trust") is required to annually approve the renewal of the Trust's advisory agreements. During the contract renewal meeting held on May 18 - 19, 2011, the Board as a whole, and the disinterested or "Independent" Trustees voting separately, unanimously approved the continuance of the investment advisory agreement (the "Advisory Agreement") for each series portfolio of the Trust (each a "Fund" and together, the "Funds") with Old Mutual Capital, Inc. ("OMCAP" or the "Adviser"). The Trustees, including all of the Independent Trustees voting separately, also unanimously approved the continuance of the sub-advisory agreements (each a "Sub-Advisory Agreement" and, together with the Advisory Agreement, the "Agreements") with the Funds' sub-advisers: Acadian Asset Management, LLC ("Acadian"); Analytic Investors, LLC ("Analytic"); Copper Rock Capital Partners, LLC ("Copper Rock"); and Ibbotson Associates Advisors, LLC ("Ibbotson") (each a "Sub-Adviser" and together, the "Sub-Advisers"). The Agreements were approved for a one-year period ending July 31, 2012. In doing so, the Board determined, in exercise of their business judgment, that the overall advisory arrangements with each Fund were in the best interests of each Fund and its shareholders and that the compensation to the Adviser and Sub-Advisers is fair and reasonable.

The Board's Evaluation Process

The Board met throughout the year to review the performance of the Funds, including comparative performance information and periodic asset flow data. Over the course of the year, the Board met with portfolio managers for the Funds and other members of management to review the performance, investment objective(s), policies, trading, strategies and techniques used in managing each Fund. The Trustees also received and reviewed a considerable amount of information and analysis from OMCAP in response to requests of the Independent Trustees and their independent legal counsel. In the course of its deliberations, the Board evaluated, among other things, the qualifications of the investment personnel at OMCAP and each of the Sub-Advisers; the compliance programs of OMCAP and the Sub-Advisers; brokerage practices, including the extent the Sub-Advisers obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Agreements.

In addition to meeting throughout the year, at its designated contracts renewals meeting, the Board conducted an in-depth review of the performance, advisory fees, total expense ratios, OMCAP's contractual agreement to limit the Funds' expenses, and other matters related to the Funds. The Board also received a report on comparative mutual fund performance, advisory fees, and expense levels for each Fund (the "Peer Reports") prepared by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service. Throughout their consideration of the Agreements, the Independent Trustees were advised by their independent legal counsel.

During the annual contract renewal process, the Board considered the information provided to them, including information provided at their meetings throughout the year as part of their ongoing oversight of the Funds, and did not identify any one particular factor that was controlling. The material factors and conclusions that formed the basis for the Trustees' approval of the continuation of the Agreements are discussed below.

Nature and Extent of Services. The Board reviewed the nature, extent and quality of services provided by OMCAP and the Sub-Advisers, taking into account the investment objective and strategy of each Fund, the knowledge the Trustees gained from their regular meetings with management, and their ongoing review of information related to the Funds. In addition, the Board reviewed the resources and key personnel of OMCAP and each Sub-Adviser, with particular emphasis placed on employees providing investment management services to the Funds. The Board also considered the other services provided to the Funds by OMCAP, its affiliates, and the Sub-Advisers, such as managing the execution of portfolio transactions, the selection of broker/dealers for those transactions, and the use of soft dollars; monitoring adherence to the Funds' investment restrictions; producing shareholder reports; providing support services for the Trustees; communicating with shareholders; and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures of the Funds and with applicable securities laws and regulations. The Board also considered the steps that OMCAP and its affiliates continue to take to improve the quality and efficiency of the services they provide to the Funds in the areas of investment performance, fund operations, shareholder services and compliance. The Board noted that OMCAP's parent company, Old Mutual (US) Holdings, Inc. ("OMUSH"), agreed to support OMCAP's contractual commitments with the Funds, and will continue to do so during the term of each such contractual commitment.

Advisory Fees. The Board reviewed the Funds' advisory fees compared to funds in each Fund's expense group as determined by Lipper. The Board also compared each Fund's net effective management fee, which is the net fee after waivers and reimbursements by the Adviser pursuant to the contractual expense limitation arrangements. Current management fees and effective management fees after expense limitations were reviewed in the context of the Adviser's costs of providing services and its profitability, with the Board noting that, during the previous year, the Adviser had not realized a profit on any of the Funds. The Board noted that OMCAP has contractually agreed to limit expenses of the Funds through at least December 31, 2012 in an amount necessary to limit total annual operating expenses to a specified percentage of average daily net assets for each class of shares of the Funds. The Board also reviewed advisory fee levels compared to other similar investment accounts managed by the Adviser and Sub-Advisers. The Board also considered that five of the seven Funds had advisory fee breakpoints based on certain asset level thresholds and the Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale. The Board also considered that, given the lack of profitability of each of the Funds, it was not appropriate to consider additional breakpoints for the Funds.

Profitability and Financial Resources. The Board reviewed information from OMCAP concerning the costs of the advisory and other services that OMCAP and its affiliates provide to the Funds and the profitability of OMCAP and its affiliates in providing these services. The Board also reviewed information concerning the financial condition of OMCAP and its affiliates. The Board considered the overall financial condition of OMUSH, as well as the financial condition of Old Mutual plc, the ultimate parent of OMCAP and its affiliates. The Board noted that OMCAP continues to operate at a net loss. The Board considered whether OMCAP is financially sound and has the resources necessary to perform obligations under the Advisory Agreement, and concluded that OMCAP, with the backing of its parent company, has the financial resources necessary to fulfill these obligations. The Board again noted that OMUSH agreed to support OMCAP's contractual commitments with the Funds, and will continue to do so during the term of each such contractual commitment. The Board also considered whether each Sub-Adviser is financially sound and has the resources necessary to perform its obligations under the sub-advisory contracts, and concluded that each Sub-Adviser has the financial resources necessary to fulfill these obligations.

Collateral Benefits to OMCAP and its Affiliates. The Board considered various other benefits received by OMCAP and its affiliates resulting from the relationship with the Funds, including increased visibility in the investment community and the fees received by OMCAP and its affiliates for their provision of administrative and distribution services to the Funds. The Board considered the performance of OMCAP and its affiliates in providing these services and the organizational structure employed to provide these services. The Board weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent company. The Board also considered that these services are provided to the Funds pursuant to written contracts that are reviewed and approved on an annual basis by the Board. The Board also considered that OMCAP retains a small portion of the sales charge on Class A shares.

The Board considered the benefits realized by the Sub-Advisers as a result of portfolio brokerage transactions executed through "soft dollar" arrangements. The Board noted that soft dollar arrangements shift the payment obligation for research and execution services from the Sub-Advisers to the Funds and therefore may reduce the Sub-Advisers' expenses. The Board also considered that the soft dollar benefits may enhance the ability of the Adviser or the Sub-Advisers to obtain research and brokerage services, which may inure to the benefit of other clients.

Approval of Agreements

Discussed below in more detail is the Board's consideration of the Funds' contractual and net advisory fees, as well as a discussion of the investment performance of each Fund.

Balanced Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Balanced Portfolio ("Balanced Portfolio"), the Trustees considered that ,while contractual advisory fees ranked fifth out of the eight funds in the expense group, the actual net advisory fee for the Balanced Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in the peer group, while the Balanced Portfolio's total expenses ranked seventh out of nine funds. The Board considered the relatively small asset base of the Balanced Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that, while the total return performance for the Balanced Portfolio for the one-year period ended March 31, 2011 ranked seventh out of nine funds in its performance group, the Balanced Portfolio's longer term performance generally ranked more favorably, with the Balanced Portfolio ranking fifth out of eight funds for the three-year period, and third out of five funds for the five-year and since inception periods.

Conservative Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Conservative Portfolio ("Conservative Portfolio"), the Trustees considered that, while the contractual advisory fee ranked fourth out of the six funds in the expense group, the actual net advisory fee for the Conservative Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in the peer group, while the Conservative Portfolio's total expenses ranked fifth out of eight funds. The Board considered the relatively small asset base of the Conservative Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that, while the total return performance for the Conservative Portfolio for the one-year period ended March 31, 2011 ranked seventh out of eight funds in its performance group, the Conservative Portfolio's longer term performance ranked fourth out of seven funds for the three-year period, second out of four funds for the five-year period, and third out of four funds for the since inception period. It was noted that, due to its higher fixed income allocation, the Conservative Portfolio generally is more conservative than the other funds in its performance group, and that, while the higher fixed income allocation generally contributed to relative performance over the longer periods, it detracted from the shorter-term performance due to the outperformance of equities during that time frame.

Growth Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Growth Portfolio ("Growth Portfolio"), the Trustees considered that, while the contractual advisory fee ranked fourth out of the five funds in the expense group, the actual net advisory fee for the Growth Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in its expense group, while the Growth Portfolio's total expenses ranked third out of seven funds. The Board considered the relatively small asset base of the Growth Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered that the total return performance for the Growth Portfolio for the one-year period ended March 31, 2011 ranked fifth out of seven funds in its performance group, an improvement over the performance ranking for the three- and five-year periods, with the Growth Portfolio ranking sixth out of seven funds for the three-year period and fourth out of five funds for the five-year period. The Growth Fund ranked second out of four funds for the since inception period.

Moderate Growth Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Moderate Growth Portfolio ("Moderate Growth Portfolio"), the Trustees considered that, while the contractual advisory fee ranked sixth out of the eight funds in the expense group, the actual net advisory fee for the Moderate Growth Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first out of a peer group of six funds, while the Moderate Growth Portfolio's total expenses ranked sixth out of nine funds. The Board considered the relatively small asset base of the Moderate Growth Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that the total return performance for the Moderate Growth Portfolio for the one-year period ended March 31, 2011 ranked fourth out of nine funds in its performance group, an improvement over the performance ranking for the three- and five-year periods, with the Moderate Growth Portfolio ranking seventh out of eight funds for the three-year period and fifth out of five funds for the five-year period. The Moderate Growth Portfolio ranked second out of four funds for the since inception period.

Analytic Fund. In connection with the approval of the renewal of the Advisory Agreement with OMCAP related to the Old Mutual Analytic Fund ("Analytic Fund"), the Trustees considered that, while the contractual advisory fee ranked third out of the nine funds in the expense group, the actual net advisory fee for the Analytic Fund ranked the Fund first out of nine funds, while the Analytic Fund's total expenses ranked fourth out of nine funds. The Board also considered the Adviser's voluntary ten basis point advisory fee reduction that went into effect August 1, 2010. The Trustees considered the fact that the total return performance for the Analytic Fund for the one-year period ended March 31, 2011 ranked second out of nine funds in its performance group, an improvement over the performance ranking for the three-year, five-year, and since inception periods, with the Analytic Fund ranking seventh out of eight funds for the three-year period and third out of three funds for the five-year and since inception periods.

Emerging Growth Fund. In connection with the approval of the renewal of the Agreements related to the Old Mutual Copper Rock Emerging Growth Fund ("Emerging Growth Fund"), the Trustees considered that the contractual advisory fee ranked eighth out of the eighteen funds in the expense group, and the actual net advisory fee for the Emerging Growth Fund ranked the Fund twelfth out of a peer group of eighteen funds, while the Emerging Growth Fund's total expenses ranked eighth out of eighteen funds. The Trustees considered the fact that the total return performance for the Emerging Growth Fund for the one-year period ended March 31, 2011 ranked ninth out of eighteen funds in its performance group, an improvement over the performance ranking for the three-year, five-year, and since inception periods, with the Emerging Growth Fund ranking eleventh out of sixteen funds for the three-year period, eleventh out of fifteen funds for the five-year period, and eighth out of fifteen funds for the since inception period.

International Equity Fund. In connection with the approval of the renewal of the Agreements related to the Old Mutual International Equity Fund ("International Equity Fund"), the Trustees considered that, while the contractual advisory fee ranked seventh out of the nine funds in the expense group, the actual net advisory fee for the International Equity Fund ranked the Fund second out of a peer group of nine funds, while the International Equity Fund's total expenses ranked fourth out of nine funds. The Trustees considered the fact that the total return performance for the International Equity Fund for the one-year period ended March 31, 2011 ranked first out of nine funds in its performance group, an improvement over the performance ranking for the three-year, five-year, and since inception periods, with the International Equity Fund ranking eighth out of nine funds for the three-year period and fifth out of six funds for the five-year and since inception periods.

Board Approvals

Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that approval of the Agreements was consistent with the best interests of each Fund and its shareholders. The Board concluded, among other things:

- that the level of fees to be charged by the Adviser to the Funds is comparable to the fees charged by the Adviser to the other similar funds it advises, as well as to fees charged by other investment advisers to other funds with similar investment strategies, and is therefore reasonable, considering the services provided by the Adviser;

- that the level of fees to be charged by the Sub-Advisers to the Funds compared to the fees charged by the Sub-Advisers to other advised accounts, taking into consideration certain differences of the various accounts, as well as to fees charged by other investment advisers to other funds with similar investment strategies, is reasonable, considering the services provided by the Sub-Advisers;

- that each Fund's performance was generally competitive with that of its performance peer group or steps had been or would be taken to improve relative performance;

- that Acadian, Analytic, and Copper Rock are under common control with the Adviser, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that the Adviser's willingness to waive its fees and reimburse expenses to reduce Fund expenses indicates a high level of commitment on the part of the Adviser;

- that OMUSH agreed to support OMCAP's contractual commitments with the Funds, and will continue to do so during the term of each such contractual commitment;

- that the profitability of each Fund to the Adviser and applicable Sub-Adviser, when positive, was reasonable in light of all the circumstances;

- that the Advisory Agreements (with respect to each Fund except the Analytic Fund and the Emerging Growth Fund) contains breakpoints, which will allow shareholders to realize economies of scale as the Funds' assets increase;

- that the Adviser and Sub-Advisers are experienced and possess significant experience in managing particular asset classes;

- that the Adviser and Sub-Advisers have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Funds, including the retention of personnel with relevant investment management experience; and

- that the Adviser and Sub-Advisers appear to have overall high quality in terms of their personnel, operations, investment management capabilities, and methodologies.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:
888-772-2888

By Mail:
Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888-772-2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-11-046   09/2011